Exhibit 99.3

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya Group inc. For the year ended March 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three months and twelve months ended March 31, 2021. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s annual audited consolidated financial statements and accompanying notes for the years ended March 31, 2021 and 2020. The Company's MD&A, financial statements, Annual Information Form, Annual Report on Form 40-F, and additional information regarding the business of the Company, are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
For reporting purposes, the Company prepared the consolidated financial statements in Canadian dollars in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US$” are to US dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See the section titled “Non-IFRS Measures”.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available to it up to June 9, 2021, the date the Company’s Board of Directors (“Board”) approved this MD&A and the consolidated financial statements for the year ended March 31, 2021.
2. Forward-Looking Statements
This MD&A contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-to-five-year strategic plan; (iii) our ability to develop new business, broaden the scope of our service offerings and enter into new contracts; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 1

capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the impact of the COVID-19 pandemic and related response measures on our business operations, financial results and financial position and those of our clients and on the economy in general.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of this MD&A, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
Alithya advises in strategy and digital transformation, with more than 3,000 professionals in Canada, the U.S., and Europe and assists clients in their pursuit of innovation and excellence and the achievement of their business objectives through the optimal use of digital technologies.
Alithya deploys solutions, services, and expert consultants to design, build and implement innovative and efficient solutions for the complex business challenges of its clients, tailored to their business needs in the financial services, renewable energy, manufacturing, telecommunications, transportation and logistics, professional services, healthcare and government sectors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 2

Business Offerings
Alithya's business offerings include a comprehensive range of digital technology services to address client needs:
•Business Strategy. Alithya leads clients through essential decision-making processes regarding strategic planning, change management, systems evolution, operational processes, and more. Applying the most recurrent methodologies, we help our clients optimize efficiency and successfully navigate the digital transformation age. We achieve results by leveraging an array of Business Strategy services, including strategic consulting, digital transformation, organizational performance and enterprise architecture.
•Application Services. Alithya’s experts guide clients through all facets of Application Services, from migration of legacy systems into future-ready digital solutions, to the development of completely new solutions using state-of-the-art technologies. Our experts assist our clients in the choice between cloud, on-premise, and hybrid hosting strategies and solutions. Alithya’s Application Solutions services include digital applications DevOps, legacy systems modernization, control and software engineering, cloud infrastructure, quality assurance and automated testing.
•Enterprise Solutions. Working with key industry partners, including some of the world’s largest vendors of cloud-based Enterprise Solutions, Alithya’s experts help clients deploy company-wide systems to improve the efficiency of their finance, human capital, operations, and marketing functions. Alithya’s Enterprise Solutions services include Enterprise Resource Planning (ERP), Corporate Performance Management (CPM/EPM), Customer Relationship Management (CRM/CXM) and Human Capital Management (HCM).
•Data and Analytics. Data analysis plays a critical role in the optimization of business processes. Leveraging specialized IT systems and software, Alithya’s data scientists help clients gain business insight and drive better decision-making through enhanced data collection, big data analytics, machine learning automation and reporting. Alithya’s Data and Analytics services include business intelligence, data management, artificial intelligence and machine learning, as well as Internet of Things (IoT).
Geographically, Alithya’s operations span across Canada, the United States and Europe, providing a full spectrum of strategy and digital technology services with deep expertise in a range of technologies and business domains.
Competitive Environment
Today, for many companies, digital systems and infrastructures are among their most important and strategic assets. Not only do these assets require significant investments, but they increasingly serve as key differentiators and drivers of growth for customers.
Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with proprietary business processes, combined with product customization. That is where digital transformation comes into play, inviting companies to make a shift in their approach and to evolve from traditional information technologies to flexible digital technologies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 3

As businesses’ technology spending continues to increase, digital technology firms such as Alithya are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the use of the most optimal technologies.
Alithya believes it is well positioned to respond to these trends in clients’ investments in digital technology. Alithya’s business model is built on a philosophy of offering flexible and creative solutions, enabling clients to realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and consulting partner capable of delivering rapid results for its clients.
Alithya’s competitors include systems integration firms, contract programming companies, application software companies, cloud computing service providers, large or traditional consulting firms, professional services groups of computer equipment companies, infrastructure management and outsourcing companies and boutique digital companies. In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates.

Alithya competes based on the following principal differentiating factors: vision and strategic advisory ability, digital services capabilities, performance and reliability, quality of technical support, training and services, responsiveness to client needs, reputation and experience, financial stability and strong corporate governance and competitive pricing of services.

Alithya also relies on the following measures to compete effectively: (a) investments to scale its services practice areas; (b) a well-developed recruiting, training and retention model; (c) a successful service delivery model; (d) intrapreneurial culture and approach; (e) a broad referral base; (f) continual investment in process improvement and knowledge capture; (g) investment in infrastructure and research and development; (h) continued focus on responsiveness to client needs, quality of services and competitive prices; and (i) project management capabilities and technical expertise.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 4

4. Strategic Business Plan
Alithya has adopted a three-to-five-year strategic plan which sets as a goal to consolidate its position as to become a North American digital transformation leader.

According to this plan, Alithya's consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT services segments. Alithya's specialization in digital technologies and the flexibility to deploy enterprise solutions, and deliver solutions tailored to specific business objectives, responds directly to client expectations.More specifically, Alithya has established a three-pronged plan focusing on:

•Increasing scale through organic growth and strategic acquisitions by:
◦Generating profitable organic growth through innovation, higher-value offerings and client-relationships based on trust;
◦Completing value enhancing business acquisitions by way of a North American geographic expansion to complement current market presence, including geography, while progressively adding major integrated enterprise solutions offerings and selected specialized expertise;
•Achieving best-in-class employee engagement by:
◦Fostering a culture of collaboration, diversity, and ownership;
◦Cultivating employee well-being and personal growth;
◦Investing in the development of its leaders and employees;
•Providing its investors, partners and stakeholders with long-term growing return on investment by:
◦Strengthening its existing relationships with clients, as a key trusted advisor, by generating long-term value;
◦Investing in innovation and higher value service offerings;
◦Acting responsibly, with a sustainable and respectful vision for its stakeholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 5

5. Financial Highlights

Results of Operations	Three months ended March 31,		Year ended March 31,
(in $ thousands)	2021	2020	2021	2020
	$	$	$	$
Revenues	77,971	73,181	287,643	279,007
Net Loss	(2,525)	(33,975)	(17,338)	(39,667)
EBITDA (1)	922	(1,596)	(840)	2,397
EBITDA Margin (1)	1.2%	(2.2)%	(0.3)%	0.9%
Adjusted EBITDA (1)	3,262	2,015	9,645	11,792
Adjusted EBITDA Margin (1)	4.2%	2.8%	3.4%	4.2%

Other	March 31,	March 31
(in $ thousands)	2021	2020
	$	$
Total Assets	243,261	257,816
Net Bank Borrowing (2)	21,100	26,940
Total Long-Term Debt	54,951	53,229

Shares and Stock Options Outstanding	June 4,
2021
Class A subordinate voting shares ("Subordinate Voting Shares")	76,556,498
Class B multiple voting shares ("Multiple Voting Shares")	7,321,616
Options (3)	3,520,181
Deferred Share Units ("DSU")	330,246
Restricted Share Units ("RSU")	181,498

1 These are non-IFRS financial measures defined below and accompanied by a reconciliation to the most directly comparable IFRS financial measure. Refer to the section below titled “Non-IFRS Financial Measures”.
2 This is a non-IFRS financial measure as defined below. Refer to the section below titled “Non-IFRS Financial Measures” and to section 10.6 for the calculated amount.
3 Includes 810,528 stock options to purchase Multiple Voting Shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 6

Q4-2021 Highlights
•Revenues increased 6.5% to $78.0 million, compared to $73.2 million for the same quarter last year. The consolidated percentage increase would have been 7.7% assuming a constant US$ exchange rate
•Gross margin increased 12.0% to $23.5 million, compared to $20.9 million for the same quarter last year
•Gross margin as a percentage of revenues of 30.1%, higher than the same quarter last year, and increasing on a sequential basis from the third quarter
•Adjusted EBITDA(1) increased 61.8% to $3.3 million, compared to $2.0 million in the same quarter last year, and a 42.3% sequential improvement compared to $2.3 million in the third quarter
•Q4 bookings(1) reached $92.8 million, which translated into a book-to-bill ratio(1) of 1.23
•Net loss of $2.5 million, or $0.04 per share, compared to a net loss of $34.0 million, or $0.59 per share, for the same quarter last year
F2021 Highlights
•Revenues increased 3.1% to $287.6 million, compared to $279.0 million for fiscal 2020
•Gross margin percentage decreased to 28.9%, from 29.7% year-over-year
•Adjusted EBITDA(1) decreased 18.2% to $9.6 million, from $11.8 million last year
•Fiscal 2021 bookings(1) reached $362.1 million, which translated into a book-to-bill ratio(1) of 1.31
•Net loss of $17.3 million, or $0.30 per share, compared to a net loss of $39.7 million, or $0.70 per share last year
6. Non-IFRS Measures
This MD&A includes certain measures which have not been prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.
The non-IFRS measures used by Alithya are described below:
•“EBITDA” refers to net income before adjusting for income tax expense (recovery), financial expenses, amortization of intangibles, depreciation of property and equipment and right-of-use assets, and impairment of intangibles and goodwill. Management believes that EBITDA is a useful measure as it provides an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed. For a reconciliation of net loss to EBITDA, see the section titled “EBITDA and Adjusted EBITDA” below.
•“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period. See the section titled “EBITDA and Adjusted EBITDA” below.
•"Adjusted EBITDA” refers to net income before adjusting for income tax expense (recovery), financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
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of-use assets, impairment of intangibles and goodwill, share-based compensation, business acquisitions and integration costs, severance, internal ERP systems implementation and other redundant and non-recurring items. Management believes that Adjusted EBITDA is a useful measure as it provides an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net loss to adjusted EBITDA, see the section titled “EBITDA and Adjusted EBITDA” below.
•“Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period. See the section titled “EBITDA and Adjusted EBITDA” below.
•“Net Bank Borrowing” refers to long-term debt, including the current portion, less balances of purchase payable, unsecured promissory notes under the Payroll Protection Program ("PPP"), deferral of employment tax payments under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), unamortized transaction costs, cash, and restricted cash. For the calculation of net bank borrowing, see the section titled “Long-Term Debt and Net Bank Borrowing” below. Management believes that Net Bank Borrowing is a useful measure as it provides an indication of the liquidity of the Company.
•‘’Bookings’’ refers to the amount of new bookings in Canada and the U.S., which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts occurring during the period. Management believes information regarding new bookings can provide useful trend insight regarding changes in the volume of new business over time.
•‘’Book-to-Bill Ratio’’ refers to bookings divided by revenues, for the same period. Management believes this measure allows the monitoring of the Company’s backlog and offers useful insight on how the business varies and evolves over time. This measure is best used over a long period as it could fluctuate significantly from one quarter to the other.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 8

7. Results of Operations

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands, except for per share data)	2021	2020	2021	2020
	$	$	$	$
Revenues	77,971	73,181	287,643	279,007
Cost of revenues	54,517	52,228	204,626	196,033
Gross margin	23,454	20,953	83,017	82,974

Operating expenses
Selling, general and administrative expenses	21,740	21,534	81,723	76,782
Business acquisitions and integration costs	718	1,173	2,321	4,637
Depreciation	1,058	894	3,767	3,368
Amortization of intangibles	2,490	3,480	11,739	11,278
Foreign exchange loss (gain)	74	(158)	473	(161)
Impairment of intangibles and goodwill	—	28,036	—	28,036
	26,080	54,959	100,023	123,940
Operating loss	(2,626)	(34,006)	(17,006)	(40,966)
Financial expenses	849	668	3,274	2,347
Gain on recovery of note receivable	—	—	(660)	—
Gain on sale of subsidiary	—	—	—	(681)
Loss before income taxes	(3,475)	(34,674)	(19,620)	(42,632)
Income tax expense (recovery)
Current	465	295	1,515	237
Deferred	(1,415)	(994)	(3,797)	(3,202)
	(950)	(699)	(2,282)	(2,965)
Net loss	(2,525)	(33,975)	(17,338)	(39,667)
Basic and diluted loss per share	(0.04)	(0.59)	(0.30)	(0.70)

7.1Revenues
Revenues amounted to $78.0 million for the three months ended March 31, 2021, a $4.8 million increase, or 6.5%, from $73.2 million for the three months ended March 31, 2020. Assuming a constant US$ exchange rate, the consolidated percentage increase would have been 7.7%.
Revenues in Canada increased by $7.2 million, or 19.0%, to $45.4 million for the three months ended March 31, 2021, from $38.2 million for the three months ended March 31, 2020. General organic growth in most areas, growth at certain key clients and additional revenues of $1.2 million from the acquisition of Groupe Askida Inc. and Askida Consulting Services Inc. (collectively, "Askida") accounted for the bulk of the increase in revenues. On a sequential basis, revenues in Canada increased by $5.3 million, from $40.0 million for the third quarter of this year.
U.S. revenues decreased by $1.8 million, or 5.8%, to $29.7 million for the three months ended March 31, 2021, from $31.5 million for the three months ended March 31, 2020 due primarily to the foreign exchange variation impact over the two periods. Revenues would have been $31.4 million with a constant US$ exchange rate, while being negatively impacted by the COVID-19 pandemic. On a sequential basis, revenues in the U.S.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
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increased by $2.1 million, from $27.6 million for the third quarter of this year, despite an unfavorable US$ exchange rate impact of $0.9 million and the ongoing negative impacts of the COVID-19 pandemic.
In Europe, revenues decreased to $2.9 million, from $3.5 million for the same quarter last year, a result of the impacts of the COVID-19 pandemic at one important client, partially offset by new business and clients and a favorable impact of foreign exchange rate variations. On a sequential basis, revenues in Europe decreased by $0.1 million, from $3.0 million for the third quarter of this year.
Revenues amounted to $287.6 million for the twelve months ended March 31, 2021, an $8.6 million increase, or 3.1%, from $279.0 million for the twelve months ended March 31, 2020.
Revenues in Canada increased by $15.0 million, or 10.1%, to $162.8 million for the twelve months ended March 31, 2021, from $147.8 million for the twelve months ended March 31, 2020. Additional revenues of $13.1 million from the acquisitions of Matricis Informatique Inc. ("Matricis") and Askida and growth at certain key clients accounted for the increase in revenues which were partially offset by the negative impacts of the COVID-19 pandemic.
U.S. revenues decreased by $3.5 million, or 3.0%, to $114.6 million for the twelve months ended March 31, 2021, from $118.1 million for the twelve months ended March 31, 2020, due primarily to the negative impacts of the COVID-19 pandemic, which were felt particularly strongly in the U.S. compared to Canada, partially offset by incremental revenues of $10.2 million from the acquisition of Travercent LLC ("Travercent"). In Europe, revenues decreased by $2.8 million, or 21.4%, to $10.3 million for the twelve months ended March 31, 2021, from $13.1 million for the twelve months ended March 31, 2020, primarily due to the impacts of the COVID-19 pandemic at one important client.
Globally, for the three months and twelve months ended March 31, 2021, higher value-added, digital transformation service revenues increased in proportion to lower margin service revenues, largely due to the revenues from acquisitions and the continued transformation of our business, and the commercial benefits of Alithya's larger scale. The Company's strategy to offer an increasing proportion of higher value-added services continued to unfold, albeit impacted by the COVID-19 pandemic.
7.2Gross Margin
Gross margin increased by $2.6 million, or 12.0%, to $23.5 million for the three months ended March 31, 2021, from $20.9 million for the three months ended March 31, 2020. Gross margin as a percentage of revenues increased to 30.1% for the three months ended March 31, 2021, from 28.6% for the three months ended March 31, 2020. The percentage increase was driven primarily by increased gross margin from Canada and the U.S., due in part to increased utilization rates and the changing mix of revenues described above, as well as some governmental wage subsidies in Canada and the U.S., partially offset by the negative impacts of the US$ exchange rate and the impact of increased costs on one large project. Decreased gross margin in Europe was due to the impacts of the COVID-19 pandemic at one important client and by the negative impacts of the COVID-19 pandemic on utilization rates. On a sequential basis, the overall gross margin increased by $3.1 million, or 14.8%, from $20.4 million for the third quarter of this year.
Gross margin was stable at $83.0 million for the twelve months ended March 31, 2021 and 2020. Gross margin as a percentage of revenues decreased to 28.9% for the twelve months ended March 31, 2021, from 29.7% for the twelve months ended March 31, 2020. The percentage decrease was driven primarily by reduced gross

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margin from the U.S. and Europe, due to the negative impacts of the COVID-19 pandemic on utilization rates, and the impact of increased costs on one large project, partially offset by increased gross margin in Canada, due in part to the changing mix of revenues described above, despite the impacts of COVID-19, as well as some governmental wage subsidies in Canada, the U.S. and Europe.
7.3Segment Reporting
An operating segment is a component of a company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Alithya’s other segments.
Based on the information received and analyzed by decision-makers on a regular basis, Alithya has determined that it has a single reportable segment. Within this single reportable segment, results can be analyzed by geographic location (Canada, U.S. and Europe).
The following table presents total external revenues by geographic location:

	For the three months ended March 31,				For the year ended March 31,
(in $ thousands)	2021		2020		2021		2020
	$	%	$	%	$	%	$	%
Canada	45,429	58.3	38,181	52.2	162,764	56.6	147,821	53.0
U.S.	29,655	38.0	31,468	43.0	114,608	39.8	118,125	42.3
Europe	2,887	3.7	3,532	4.8	10,271	3.6	13,061	4.7
	77,971	100.0	73,181	100.0	287,643	100.0	279,007	100.0

7.4Operating Expenses
7.4.1Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, professional fees, occupancy costs, information technology and communications costs, share-based compensation, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $21.7 million for the three months ended March 31, 2021, an increase of $0.2 million, or 0.9%, from $21.5 million for the three months ended March 31, 2020.
Expenses in Canada increased by $1.8 million, or 15.4%, including $0.3 million related to the Askida acquisition on February 1st, 2020, to $13.6 million, for the three months ended March 31, 2021, from $11.8 million for the three months ended March 31, 2020, due primarily to an increase of $1.9 million in employee compensation costs and an increase of $0.4 million of recruiting fees due to increased headcount and an increase of $0.4 million in professional fees, partially offset by decreases of $0.6 million in mostly non-cash share-based compensation due to fully vested shares for anniversary payments of prior acquisitions and $0.3 million in travel expenses incurred due COVID-19 travel restrictions.

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Expenses in the U.S. and Europe decreased by $1.5 million due to a favorable US$ exchange rate variation impact of $0.4 million, continued integration, cost-saving measures implemented in response to the COVID-19 pandemic and to government subsidies recorded against compensation costs.
Selling, general and administrative expenses totaled $81.7 million for the twelve months ended March 31, 2021, an increase of $4.9 million, or 6.4%, from $76.8 million for the twelve months ended March 31, 2020. The additional expenses from the Matricis, Travercent, and Askida acquisitions accounted for $5.3 million of the increase, meaning that before acquisitions, selling, general and administrative expenses have decreased by $0.4 million between the twelve months ended March 31, 2021 and 2020.
Expenses in Canada increased by $8.8 million, or 21.8%, including a $3.0 million increase related to the Matricis and Askida acquisitions, to $49.1 million, for the twelve months ended March 31, 2021, from $40.3 million for the twelve months ended March 31, 2020, due primarily to increases of $4.2 million in employee compensation costs, $2.7 million in mostly non-cash share-based compensation and $1.1 million in occupancy costs due to increased headcount and $0.6 million in information technology costs, partially offset by a $1.6 million decrease in travel and business development costs.
Expenses in the U.S. decreased by $3.0 million, net of a $2.4 million increase related to the acquisition of Travercent, due to continued integration and cost-saving measures implemented in response to the COVID-19 pandemic.
Expenses in Europe decreased by $0.8 million due to government subsidies recorded against compensation costs and reduced travel expenses.
7.4.2Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2021	2020	2021	2020
	$	$	$	$
Stock option plan	167	187	700	745
Share purchase plan – employer contribution	224	173	653	633
Share-based compensation on shares vested during the year, issued on business acquisitions	576	1,184	4,051	1,868
Deferred share units	115	141	523	305
Restricted share units	101	—	314	—
	1,183	1,685	6,241	3,551

Share-based compensation amounted to $1.2 million for the three months ended March 31, 2021, representing a decrease of $0.5 million, from $1.7 million for the three months ended March 31, 2020. The decrease in share-based compensation was driven primarily by decreased expenses related to the fully vested shares issued in connection to anniversary payments made in the year ended March 31, 2021 related to previous business acquisitions, as these shares ceased to generate share-based compensation once issued.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 12

Share-based compensation amounted to $6.2 million for the twelve months ended March 31, 2021, representing an increase of $2.6 million, from $3.6 million for the twelve months ended March 31, 2020. The increase in share-based compensation was driven primarily by increased expenses related to the vesting of shares issued in connection with previous business acquisitions, increased grant of deferred share units and the grant of restricted share units.
7.4.3Business Acquisitions and Integration Costs
Business acquisitions and integration costs amounted to $0.7 million for the three months ended March 31, 2021, representing a decrease of $0.5 million, from $1.2 million for the three months ended March 31, 2020, driven by a decrease in integration costs related to Matricis, Travercent and Askida.
Business acquisitions and integration costs amounted to $2.3 million for the twelve months ended March 31, 2021, representing a decrease of $2.3 million, from $4.6 million for the twelve months ended March 31, 2020, driven by a decrease in integration costs related to Alithya USA, Inc. (formerly Edgewater Technology Inc, and hereinafter, "Alithya USA"), Matricis, Travercent and Askida.
7.4.4Depreciation
Depreciation totaled $1.1 million for the three months ended March 31, 2021, compared to $0.9 million for the three months ended March 31, 2020. These costs consisted primarily of depreciation of Alithya’s property and equipment and right-of-use assets.
Depreciation related to property and equipment amounted to $0.6 million for the three months ended March 31, 2021, representing an increase of $0.2 million, from $0.4 million for the three months ended March 31, 2020. Depreciation related to right-of-use assets amounted to $0.5 million for the three months ended March 31, 2021 and 2020.
Depreciation totaled $3.8 million for the twelve months ended March 31, 2021, compared to $3.4 million for the twelve months ended March 31, 2020. These costs consisted primarily of depreciation of Alithya’s property and equipment and right-of-use assets.
Depreciation related to property and equipment amounted to $1.9 million for the twelve months ended March 31, 2021, representing an increase of $0.6 million, from $1.3 million for the twelve months ended March 31, 2020. Depreciation related to right-of-use assets amounted to $1.9 million for the twelve months ended March 31, 2021, representing a decrease of $0.2 million, from $2.1 million for the twelve months ended March 31, 2020.
7.4.5Amortization of Intangibles
Amortization of intangibles totaled $2.5 million for the three months ended March 31, 2021, compared to $3.5 million for the three months ended March 31, 2020. These costs consisted primarily of amortization of customer relationships recognized on acquisitions which decreased by $0.8 million and a decrease in the amortization of non-compete agreements of $0.2 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 13

Amortization of intangibles increased by $0.4 million, to $11.7 million for the twelve months ended March 31, 2021, from $11.3 million for the twelve months ended March 31, 2020. These costs consisted primarily of amortization of customer relationships recognized on acquisitions which decreased by $1.2 million, offset by increases in the amortization of non-compete agreements and software of $1.0 million and $0.6 million, respectively.
7.4.6Foreign Exchange Loss (Gain)
Foreign exchange loss amounted to $0.1 million and $0.5 million for the three and twelve months ended March 31, 2021, respectively, compared to foreign exchange gains of $0.2 million for each of the three and twelve months ended March 31, 2020.
7.4.7Impairment of Intangibles and Goodwill
The Group completed an annual impairment test as at March 31, 2021 and concluded no impairment occurred.
An impairment loss of $13.3 million was recognized as at March 31, 2020 for the tradenames related to the EPM and the ERP US operations, both stemming from the acquisition of Alithya USA. The recoverable amount of the asset is its value-in-use, as determined by management. The continued development and promotion of the Alithya tradename, and its resulting increased recognition and value, has reduced the use, relative importance and value, of the Company’s past acquisitions’ historical tradenames. The tradenames will nevertheless continue to be registered and protected, where appropriate, for competitive considerations.
The Company had performed its annual goodwill impairment testing, on March 31, 2020, in the context of the COVID-19 pandemic and the significantly increased uncertainty surrounding global economic conditions in general, and the outlook of the Company’s clients’ different markets and industries in particular. As a result, the Company recorded a total goodwill impairment of $14.7 million. The immediate and long-term impacts of the COVID-19 pandemic, including related government and central bank interventions were unknown at the time and any estimate thereof was subject to significant uncertainty. The effects of the pandemic may therefore differ from those used in the impairment calculations.
For more details on impairment testing of intangibles and goodwill, refer to section 15.6 of this document.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 14

7.5Other Income and Expenses
7.5.1Financial Expenses
Financial expenses are summarized in the table below:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2021	2020	2021	2020
	$	$	$	$
Interest on long-term debt	321	275	1,185	1,155
Interest and financing charges	119	61	448	306
Interest on lease liabilities	150	98	595	375
Amortization of finance costs	63	48	242	231
Interest accretion on balances of purchase payable	208	191	835	318
Interest income	(12)	(5)	(31)	(38)
	849	668	3,274	2,347

Financial expenses amounted to $0.8 million for the three months ended March 31, 2021, representing an increase of $0.1 million, or 27.0%, from $0.7 million for the three months ended March 31, 2020, driven mainly by increased interest on lease liabilities, and interest and financing charges.
Financial expenses amounted to $3.3 million for the twelve months ended March 31, 2021, representing an increase of $1.0 million, or 39.5%, from $2.3 million for the twelve months ended March 31, 2020, driven mainly by increased interest accretion on balances of purchase payable, interest on lease liabilities, and interest and financing charges.
7.5.2Income Taxes
Income tax recovery was $0.9 million for the three months ended March 31, 2021, representing an increase of $0.2 million, from a recovery of $0.7 million for the three months ended March 31, 2020, due primarily to an increase in deferred tax recovery in certain entities.
Income tax recovery was $2.3 million for the twelve months ended March 31, 2021, representing a decrease of $0.7 million, from a recovery of $3.0 million for the twelve months ended March 31, 2020, due primarily to an increase in current tax expense in certain entities.
7.6Net Loss and Loss per Share
Net loss for the three months ended March 31, 2021 was $2.5 million, a decrease of $31.5 million, from $34.0 million for the three months ended March 31, 2020, due to no impairment loss recorded in the three months ended March 31, 2021 compared to a $28.0 million impairment loss for the three months ended March 31, 2020. The decreased loss was also a result of increased Adjusted EBITDA, decreased share-based compensation, decreased amortization of intangibles, decreased business acquisition and integration costs, and increased income tax recovery in the three months ended March 31, 2021, compared to the three months ended March 31, 2020. On a per share basis, this translated into a basic and diluted net loss per share of $0.04

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 15

for the three months ended March 31, 2021, compared to a net loss of $0.59 per share for the three months ended March 31, 2020.
Alithya’s net loss for the twelve months ended March 31, 2021 was $17.3 million, a decrease of $22.4 million, from $39.7 million for the twelve months ended March 31, 2020. The decreased loss was driven primarily by no impairment loss recorded for the twelve months ended March 31, 2021 compared to a $28.0 million impairment loss for twelve months ended March 31, 2020. The decreased loss was also a result of decreased Adjusted EBITDA, increased share-based compensation, increased amortization of intangibles and depreciation, increase financial expenses and decreased income tax recovery in the twelve months ended March 31, 2021, compared to the twelve months ended March 31, 2020. On a per share basis, this translated into a basic and diluted net loss per share of $0.30 for the twelve months ended March 31, 2021, compared to a net loss of $0.70 per share for the twelve months ended March 31, 2020.
8. EBITDA and Adjusted EBITDA
The following table reconciles net loss to EBITDA and adjusted EBITDA:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2021	2020	2021	2020
	$	$	$	$
Revenues	77,971	73,181	287,643	279,007
Net loss	(2,525)	(33,975)	(17,338)	(39,667)
Financial expenses	849	668	3,274	2,347
Income tax recovery	(950)	(699)	(2,282)	(2,965)
Depreciation	1,058	894	3,767	3,368
Amortization of intangibles	2,490	3,480	11,739	11,278
Impairment of intangibles and goodwill	—	28,036	—	28,036
EBITDA (1)	922	(1,596)	(840)	2,397
EBITDA Margin (1)	1.2%	(2.2)%	(0.3)%	0.9%
Adjusted for:
Foreign exchange loss (gain)	74	(158)	473	(161)
Share-based compensation	1,183	1,685	6,241	3,551
Business acquisitions and integration costs	718	1,173	2,321	4,637
Gain on recovery of note receivable	—	—	(660)	—
Gain on sale of subsidiary	—	—	—	(681)
Premise relocation expenses	155	126	933	330
Severance	3	384	154	554
Internal ERP systems implementation	207	401	1,023	1,165
Adjusted EBITDA (1)	3,262	2,015	9,645	11,792
Adjusted EBITDA Margin (1)	4.2%	2.8%	3.4%	4.2%

1 Non-IFRS measure. See “Non-IFRS Measures” above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 16

EBITDA amounted to $0.9 million for the three months ended March 31, 2021, representing an increase of $2.5 million, from a negative EBITDA of $1.6 million for the three months ended March 31, 2020. EBITDA Margin was equal to 1.2% for the three months ended March 31, 2021, compared to (2.2)% for the three months ended March 31, 2020.
Adjusted EBITDA amounted to $3.3 million for the three months ended March 31, 2021, representing an increase of $1.3 million, from $2.0 million for the three months ended March 31, 2020. The contribution from the acquisition of Askida and increased margins from higher value-added business were partially offset by increased selling, general and administrative expenses. Adjusted EBITDA Margin was 4.2% for the three months ended March 31, 2021, compared to 2.8% for the three months ended March 31, 2020.
EBITDA amounted to a loss of $0.8 million for the twelve months ended March 31, 2021, representing a decrease of $3.2 million, from $2.4 million of EBITDA for the twelve months ended March 31, 2020. EBITDA Margin was equal to (0.3)% for the twelve months ended March 31, 2021, compared to 0.9% for the twelve months ended March 31, 2020.
Adjusted EBITDA amounted to $9.6 million for the twelve months ended March 31, 2021, representing a decrease of $2.2 million, from $11.8 million for the twelve months ended March 31, 2020. The contribution from acquisitions and increased margins from higher value-added business, were more than offset by the impacts of the COVID-19 pandemic on utilization rates and increased selling, general and administrative expenses. Adjusted EBITDA Margin was 3.4% for the twelve months ended March 31, 2021, compared to 4.2% for the twelve months ended March 31, 2020.
9. Bookings
Booking information is a non-IFRS measure, which involves judgments, estimates and assumptions, which does not have a standard industry definition, and which does not replace the analysis of historical revenues. For more information about the “Bookings” and “Book-to-Bill Ratio” measures, see section titled “Non-IFRS Measures” above.

New bookings during the three months ended March 31, 2021 were $92.8 million. This translates into a book-to-bill ratio, for the quarter, of 1.23. For the twelve months ended March 31, 2021, new bookings were $362.1 million, which translated into a book-to-bill ratio of 1.31.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 17

10. Liquidity and Capital Resources
10.1Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the for the three months and twelve months ended March 31, 2021 and 2020:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2021	2020	2021	2020
	$	$	$	$
Net cash (used in) from operating activities	(2,193)	(2,971)	(456)	8,692
Net cash used in investing activities	(365)	(8,095)	(4,567)	(18,204)
Net cash from (used in) financing activities	174	(1,214)	3,424	4,942
Effect of exchange rate changes	(142)	1,299	(308)	579
Net change in cash	(2,526)	(10,981)	(1,907)	(3,991)
Cash at the beginning of the period	9,429	19,791	8,810	12,801
Cash at the end of the period	6,903	8,810	6,903	8,810

10.2Cash Flows - Operating Activities
For the three months ended March 31, 2021, net cash used in operating activities was $2.2 million, representing an improvement of $0.8 million, from $3.0 million of cash used for the three months ended March 31, 2020. The cash flows for the three months ended March 31, 2021 resulted primarily from the net loss of $2.5 million, plus $3.4 million of non-cash adjustments to the net loss consisting primarily of depreciation and amortization and unrealized foreign exchange loss, partially offset by the forgiveness of PPP loans and deferred taxes, and $3.0 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended March 31, 2020 resulted primarily from the net loss of $34.0 million, plus $33.4 million of non-cash adjustments to the net loss, consisting primarily of impairment of intangibles and goodwill and depreciation and amortization, partially offset by deferred taxes, and $2.4 million in unfavorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $3.0 million during the three months ended March 31, 2021 consisted primarily of a $12.0 million increase in accounts receivable and other receivables, a $1.4 million decrease in deferred revenue, and a $0.9 million increase in tax credits receivable, partially offset by a $7.7 million increase in accounts payable and accrued liabilities, $2.1 million decrease in unbilled revenue and a $1.0 million decrease in prepaids. For the three months ended March 31, 2020, unfavorable changes in non-cash working capital items of $2.4 million consisted primarily of a $3.9 million increase in accounts receivable and other receivables, and a $1.1 million decrease in deferred revenue, partially offset by a $2.3 million decrease in unbilled revenue.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 18

For the year ended March 31, 2021, net cash used in operating activities was $0.5 million, representing a decrease of $9.2 million, from $8.7 million of cash from operations for the year ended March 31, 2020. The cash flows for the year ended March 31, 2021 resulted primarily from the net loss of $17.3 million, plus $17.0 million of non-cash adjustments to the net loss consisting primarily of depreciation and amortization and share-based compensation, partially offset by the forgiveness of PPP loans and deferred taxes, and $0.1 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the year ended March 31, 2020 resulted primarily from the net loss of $39.7 million, plus $42.6 million of non-cash adjustments to the net loss including depreciation and amortization and share-based compensation, partially offset by the gain on the divestiture of Alithya UK and deferred taxes, and $5.7 million in favorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $0.1 million during the year ended March 31, 2021 consisted primarily of a $5.3 million increase in accounts receivable and other receivables, a $2.2 million increase in unbilled revenue, and a $0.9 million increase in prepaids, partially offset by a $5.5 million increase in accounts payable and accrued liabilities, a $1.5 million decrease in income taxes receivable, and a $1.3 million increase in deferred revenue. For the year ended March 31, 2020, favorable changes in non-cash working capital items of $5.7 million consisted primarily of a $7.6 million decrease in accounts receivable and other receivables, and a $2.2 million decrease in unbilled revenue, partially offset by a $4.7 million decrease in accounts payable and accrued liabilities.
10.3Cash Flows - Investing Activities
For the three months ended March 31, 2021, net cash used in investing activities was $0.4 million, representing an decrease of $7.7 million, from $8.1 million of cash used for the three months ended March 31, 2020. The cash used in the three months ended March 31, 2021 resulted primarily from purchases of property and equipment mainly related to leasehold improvements. In comparison, the cash used in the three months ended March 31, 2020 resulted primarily from the acquisition of Askida and purchases of property and equipment mainly related to the relocation of certain office premises and computer equipment acquired to facilitate teleworking due to COVID-19.
For the year ended March 31, 2021, net cash used in investing activities was $4.6 million, representing a decrease of $13.6 million, from $18.2 million of cash used for the year ended March 31, 2020. The cash flows for the year ended March 31, 2021 resulted primarily from the purchases of property and equipment mainly related to the relocation of certain office premises including leasehold improvements and the repurchase of equity instruments previously issued on the acquisition of Travercent. In comparison, the cash flows for the year ended March 31, 2020 resulted primarily from the acquisitions of Matricis, Travercent and Askida and purchases of property and equipment mainly related to the relocation of certain office premises.
10.4     Cash Flows - Financing Activities
For the three months ended March 31, 2021, net cash from financing activities was $0.2 million, representing an increase of $1.4 million, from $1.2 million of cash used for the three months ended March 31, 2020. The cash flows for the three months ended March 31, 2021 resulted primarily from $8.3 million in proceeds from long-term debt, partially offset by $7.9 million in long-term debt repayments. In comparison, the cash used for the three months ended March 31, 2020 resulted primarily from $21.1 million in long-term debt repayments and $3.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 19

million in line of credit repayments, partially offset by $23.4 million in proceeds from long-term debt, net of related transaction costs.
For the year ended March 31, 2021, net cash from financing activities was $3.4 million, representing a decrease of $1.5 million, from $4.9 million of cash from financing activities for the year ended March 31, 2020. The cash flows for the year ended March 31, 2021 resulted primarily from $53.5 million in proceeds from long-term debt and $0.9 million of lease incentives received, partially offset by $49.9 million in long-term debt repayments and $1.4 million in repayments of lease liabilities. In comparison, the cash flows for the year ended March 31, 2020 resulted primarily from $64.1 million in proceeds from long-term debt, net of related transaction costs, partially offset by $54.4 million in long-term debt repayments and $3.2 million in line of credit repayments.
10.5Capital Resources
Alithya’s capital consists of cash, restricted cash, long-term debt and total equity. Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’ and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations, to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.
In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash on deposit and, where applicable, borrowings.
In the context of the COVID-19 pandemic, governments in certain jurisdictions offer a number of financial assistance programs. The Company keeps track of such programs in order to verify its eligibility, on an ongoing basis. As such, certain subsidiaries of the Company benefited and are benefiting from certain programs in Canada, the U.S. and France.
10.6    Long-Term Debt and Net Bank Borrowing
Alithya has a $60.0 million senior secured revolving credit facility (the “Credit Facility”), which can be drawn in Canadian and U.S. dollars, and is available in prime rate advances, LIBOR advances, bankers’ acceptances and letters of credit up to $2.5 million. The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.00% to 1.50%, or bankers’ acceptances or LIBOR rates, plus an applicable margin ranging from 1.00% to 2.75%, as applicable for Canadian and U.S. advances, respectively. Until June 30, 2021, the applicable margin on the Canadian or U.S. advances and the bankers' acceptances and LIBOR advances is set at 1.50% and 2.75%, respectively. Thereafter, the applicable margin will be determined based on threshold limits for certain financial ratios.
The Credit Facility is secured by a first ranking hypothec on the universality of Alithya’s assets, excluding leased equipment and Investissement Quebec’s first ranking lien on tax credits receivable for the financing tied to refundable tax credits, to a maximum of $7.5 million. The Credit Facility matures on January 22, 2022 and is renewable for additional one-year periods at the lender’s discretion. As the maturity date of the Credit Facility is within twelve months after the reporting date, it has been classified as under the current portion of long-term debt. The Group does not anticipate any issue in renewing its Credit Facility before the maturity date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 20

Under the terms of the Credit Facility, Alithya is required to maintain certain financial covenants which are measured on a quarterly basis. A monthly minimum availability test is also applicable until March 31, 2021. As at March 31, 2021 and 2020, Alithya was in compliance with its financial covenants.
As a result of the COVID-19 pandemic, on May 5, 2020, certain U.S. subsidiaries of the Group received funding under the PPP of the CARES Act administered by the U.S. Small Business Administration ("SBA") and entered into unsecured promissory notes (the "Notes") in the aggregate principal amount of US$6.3 million ($7.9 million). The Notes have a term of five years at an interest rate of 1% per annum, with a deferral of payments until the date on which the applicable forgiveness is decisioned, with respect to any portion of the Notes which is not forgiven as described below.
Under the terms of the CARES Act, PPP loan recipients can apply for forgiveness for all or a portion of loans granted under the PPP. The Group accounts for the forgiveness as government assistance with a corresponding reduction in the cost of the related item. Such forgiveness will be determined, subject to limitations and ongoing rule making by the SBA, based on the necessity of the loan at the time of application and the timely use of loan proceeds for payroll costs, including payments required to continue group health care benefits, and certain rent, utility, and mortgage interest costs and the maintenance of employee and compensation levels. The PPP loans, even after notice of forgiveness by the SBA, are subject to subsequent audit by the SBA, for a period of six years after receiving notice of forgiveness.

During the year ended March 31, 2021, the Group recognized an aggregate amount of US$1.5 million ($1.9 million) as government assistance for three of the Group’s subsidiaries given that the Group had complied with all relevant conditions for forgiveness which was confirmed by reception of a full loan forgiveness decision by the SBA. The amount was included against the net loss for the year ended March 31, 2021

The two remaining PPP loans, which amount to US$2.5 million ($3.2 million) and US$2.3 million ($2.9 million) respectively, are still under review for forgiveness as at the date of release of these consolidated financial statements. The SBA had indicated all PPP loans over US$2.0 million would be subject to greater scrutiny and subsequent audit. Consequently, the Group believes it does not yet have reasonable assurance of recognizing such government assistance as at March 31, 2021, and that reasonable assurance will be attained once the SBA has communicated forgiveness, in whole or in part, of these loans. Accordingly, no amounts have been recognized against the net loss for the year ended March 31, 2021 related to these two remaining PPP loans. The Group continues to believe it complies with the program’s forgiveness guidelines, rules and conditions, and has used the proceeds of the Notes for qualifying expenses.

The CARES Act allows employers to defer the payments of the employer share of social security taxes during the period beginning on March 27, 2020 and ending on the earlier of December 31, 2020 or the date the Company receives a decision from the lender that the PPP loan is forgiven. The payment of the deferred social security taxes is due fifty percent on December 31, 2021 and the remaining amount on December 31, 2022.
Total long-term debt as at March 31, 2021 increased by $1.8 million to $55.0 million from $53.2 million as at March 31, 2020. The increase was primarily due to an increase of $6.0 million related to the unsecured promissory notes under the PPP and $2.4 million related to the deferral of employment tax payments under the CARES Act, partially offset by a decrease of $6.6 million in our Credit Facility.
As at March 31, 2021, cash amounted to $6.9 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $3.2 million, and $31.0 million was drawn under the Credit

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 21

Facility and classified as current portion of long-term debt. In comparison, as at March 31, 2020, cash amounted to $8.8 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $2.2 million, and $37.6 million was drawn under the Credit Facility and classified as long-term debt.
The following table reconciles long-term debt to net bank borrowing:

As at	March 31,	March 31,
(in $ thousands)	2021	2020
	$	$
Current portion of long-term debt	35,134	1,143
Long-term debt	19,817	52,086
Total long-term debt	54,951	53,229
Less:
Balances of purchase payable	15,519	15,609
Unsecured promissory notes under the PPP	6,034	—
Deferral of employment tax payments under the CARES Act	2,361	—
Unamortized transaction costs	(199)	(342)
Cash	6,903	8,810
Restricted cash	3,233	2,212
	33,851	26,289
Net Bank Borrowing (1)	21,100	26,940

(1) Non-IFRS measure. See “Non-IFRS Measures” above.
As at March 31, 2021, Alithya's net bank borrowing decreased compared to March 31, 2020 due primarily to the additions of unsecured promissory notes under the PP and the deferral of employment tax payments under the CARES Act, partially offset by the increase in long-term debt.
10.7    Contractual Obligations
The following table summarizes the carrying amounts and the contractual maturities of both the interest and principal portions of significant financial liabilities and contracted expenditures for operating commitments:

As at	March 31, 2021
	Carrying amount	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	27,674	27,674	27,674	—	—	—
Credit Facility	31,023	32,008	32,008	—	—	—
Balances of purchase payable, non-interest bearing	15,519	16,739	3,259	13,480	—	—
Other (included in long-term debt)	213	213	213	—	—	—
Lease liabilities	15,459	17,866	2,482	2,602	6,756	6,026
Operating commitments	—	3,113	2,143	462	508	—
	89,888	97,613	67,779	16,544	7,264	6,026

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 22

10.8Off-Balance Sheet Arrangements
Alithya uses off-balance sheet financing for operating commitments for technology licenses and infrastructure, as disclosed in the section above titled "Contractual Obligations". Other than as disclosed in the section above and Note 13 of the consolidated financial statements, there have been no material changes with respect to off-balance sheet arrangements since March 31, 2020 outside of Alithya’s ordinary course of business.
11. Share Capital
In the context of the discussion on share capital, Alithya Group inc. will be referred to as “Alithya” or the “Company”, and the Company and its subsidiaries will be referred to as the “Group”.
11.1Authorized
As at March 31, 2021 and 2020, the Company had an unlimited number of shares without par value as follows:
•Subordinate Voting Shares, carrying one vote per share, ranking pari passu with the Multiple Voting Shares as to the right to receive dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs;
•Multiple Voting Shares, carrying ten votes per share, ranking pari passu with the Subordinate Voting Shares as to the right to receive dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purpose of winding-up the Company’s affairs, each share being convertible at the holder’s entire discretion into Subordinate Voting Shares on a share for share basis, and being automatically converted upon their transfer to a person who is not a permitted holder or upon the death of a permitted holder, unless otherwise acquired by any of the remaining permitted holders in accordance with the terms of the voting agreement entered into between permitted holders; and
•Preferred Shares, issuable in series, each series ranking pari passu with other series but prior to any class ranking junior thereto, as well as prior to Subordinate Voting Shares and Multiple Voting Shares as to the right to receive dividends, and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs. If and when issued, preferred shares will have such voting rights and conversion rights as may be determined by the Company’s Board at the time of issuance thereof.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 23

11.2Issued

	Subordinate Voting Shares		Multiple Voting Shares
(in $ thousands)	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2020	50,904,533	191,820	7,168,984	3,515
Share-based compensation on shares vested during the period, issued on business acquisitions	458,071	1,686	—	—
Exercise of stock options	3,500	14	152,632	470
Settlement of deferred share units	7,718	32	—	—
As at March 31, 2021	51,373,822	193,552	7,321,616	3,985

During the year ended March 31, 2021, the following transactions occurred:
•As part of the acquisition of Matricis, 157,882 Subordinate Voting Shares, with a total value of $600,000, reclassified from contributed surplus, were issued as settlement of the first anniversary share consideration rights;
•As part of the acquisition of Travercent, the Company elected not to convert the first anniversary share consideration rights into Subordinate Voting Shares but rather to settle for total cash consideration of US $975,000 ($1,276,175). This resulted in a repurchase of a vested equity instrument, which has been recorded as a reduction of retained earnings and contributed surplus in the amounts of $72,237 and $1,203,938, respectively. The Company continues to account for the December 13, 2021 and 2022 anniversary share consideration rights as an equity instrument;
•As part of the acquisition of Askida, 300,189 Subordinate Voting Shares, with a total value of $1,086,250 reclassified from contributed surplus, were issued as settlement of the first anniversary share consideration rights;
•156,132 stock options were exercised and 3,500 Subordinate Voting Shares and 152,632 Multiple Voting Shares were issued with a value of $484,000, for cash consideration of $300,000, with $184,000 reclassified from contributed surplus; and
•7,718 deferred share units were settled and 7,718 Subordinate Voting Shares were issued with an approximate value of $32,085, reclassified from contributed surplus.
In addition, during the year ended March 31, 2021, the following share-based compensation was recognized:
•In relation to the Subordinate Voting Shares, to be issued as part of the Matricis Acquisition, an amount of $800,000;
•In relation to the Subordinate Voting Shares, to be issued as part of the Travercent Acquisition, an amount of $1,803,000; and
•In relation to the Subordinate Voting Shares, to be issued as part of the Askida Acquisition, an amount of $1,448,000.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 24

As at March 31, 2020, the issued share capital of the Company is as follows:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2019	48,496,492	183,346	7,168,984	3,515
Share-based compensation on shares vested during the period, issued on business acquisitions	—	407	—	—
Business acquisiton of Matricis	473,646	1,800	—	—
Business acquisiton of Travercent	1,274,510	3,870	—	—
Business acquisiton of Askida	600,384	2,173	—	—
Exercise of stock options	53,987	201	—	—
Settlement of DSU	5,514	23	—	—
As at March 31, 2020	50,904,533	191,820	7,168,984	3,515

During the year ended March 31, 2020, the following transactions occurred:
•As part of the Matricis Acquisition, 473,646 Subordinate Voting Shares, with a total value of $1,800,000, were issued as partial settlement of the acquisition;
•As part of the Travercent Acquisition, 1,274,510 Subordinate Voting Shares, with a total value of $3,870,000, were issued as partial settlement of the acquisition;
•As part of the Askida Acquisition, 600,384 Subordinate Voting Shares, with a total value of $2,172,500, were issued as partial settlement of the acquisition;
•53,987 stock options were exercised and 53,987 Subordinate Voting Shares were issued with an approximate value of $201,000, for cash consideration of $165,000, with $36,000 reclassified from contributed surplus; and
•5,514 DSU were settled and 5,514 Subordinate Voting Shares were issued with an approximate value of $23,000, reclassified from contributed surplus.
In addition, during the year ended March 31, 2020, the following share-based compensation was recognized:
•In relation to the Subordinate Voting Shares, to be issued as part of the Matricis Acquisition, an amount of $550,000;
•In relation to the Subordinate Voting Shares, to be issued as part of the Travercent Acquisition, an amount of $272,000;
•In relation to the Subordinate Voting Shares, to be issued as part of the Askida Acquisition, an amount of $639,000;
•As part of a previous year’s business acquisition, ADT, Class A shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the year ended March 31, 2020 was $326,000; and
•As part of a previous year’s business acquisition, Pro2p Services Conseils Inc. (“Pro2p”), Class A shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the year ended March 31, 2020 was $81,000.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 25

11.3Share Purchase Plan
Under the Company’s share purchase plan, the Group contributes an amount equal to a percentage of the employee’s basic contribution, depending on the position held by the employee. The employee may make additional contributions, for total employee contributions, including basic contributions, of up to 10% of the annual gross salary. However, the Group does not match contributions in the case of such additional contributions. The employee and the Group’s contributions are remitted to an independent administrative agent who purchases Subordinate Voting Shares on the open market on behalf of the employee through either the TSX or NASDAQ. The Group's contribution expense is recognized as share-based compensation.
11.4Long-Term Incentive Plan (the “Plan”)
The Company operates a plan which provides for awards of stock options, restricted shares, restricted share units, performance share units, DSU, and share appreciation rights to eligible employees and directors of the Company and its subsidiaries, all of which once exercised or settled result in the issuance of Subordinate Voting Shares.
11.5Stock Options
Under the Company’s Plan, the Board may grant, at its discretion, stock options to purchase Subordinate Voting Shares to eligible employees and directors of the Company and its subsidiaries. The Board establishes the exercise price at the time the stock options are granted, where the exercise price must in all cases be not less than the greater of the closing price of such shares on the TSX and NASDAQ on the business day immediately prior to the grant date. Stock options vest, as set out in the applicable award agreement between the participant and the Company, which may include performance-based vesting conditions. Vesting is generally four years from the date of grant and the stock options may be exercised by the tenth anniversary of the grant date, except in the event of death, disability, retirement or termination of employment. The Plan provides that the aggregate number of Subordinate Voting Shares issuable pursuant to any type of awards under the Plan shall not exceed 10% of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time.
The following table presents information concerning stock option activity for the respective years:

	March 31, 2021		March 31, 2020
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		$		$
Beginning balance as at April 1, 2020	3,172,289	3.72	2,623,542	3.80
Granted	755,000	2.26	970,500	3.63
Forfeited	(130,163)	4.93	(137,151)	4.88
Expired	(115,813)	5.93	(230,615)	3.66
Exercised	(156,132)	1.92	(53,987)	3.10
Ending balance as at March 31, 2021	3,525,181	3.37	3,172,289	3.72
Exercisable at year end	1,580,444	3.44	1,513,789	3.43

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 26

Included in the 1,580,444 and 1,513,789 of stock options exercisable as at March 31, 2021 and 2020, respectively, 810,528 and 863,160 stock options are available to purchase Multiple Voting Shares as at March 31, 2021 and 2020, respectively.
During the year ended March 31, 2021, the Company issued the following stock options:
•On June 23, 2020, Alithya issued 570,000 and 185,000 stock options, to purchase a total of 755,000 Subordinate Voting Shares at an exercise price of $2.26 and US$1.67, respectively.
The weighted average share price per share of the stock options exercised was $3.10.
During the year ended March 31, 2020, the Company issued the following stock options:
•On June 21, 2019, Alithya issued 435,000 and 190,500 stock options, to purchase a total of 625,500 Subordinate Voting Shares, subject to terms set out in the grant letters at an exercise price of $3.64 and US$2.76, respectively;
•On August 16, 2019, Alithya issued 85,000 and 95,000 stock options, to purchase a total of 180,000 Subordinate Voting Shares, subject to terms set out in the grant letters at a weighted average exercise price of $3.65 and US$2.78, respectively; and
•On December 18, 2019, Alithya issued 165,000 stock options, to purchase a total of 165,000 Subordinate Voting Shares subject to terms set out in the grant letters at an exercise price of US$2.64.
The weighted average share price per share of the stock options exercised was $3.85.

The following tables summarize the number of stock options outstanding by currency, exercise price and the weighted average remaining exercise period, expressed in number of years:

As at	March 31, 2021		March 31, 2020
Exercise price (CAD)	Number of options	Weighted average remaining exercise period – in years	Number of options	Weighted average remaining exercise period – in years
$
1.90	210,528	2.50	363,160	2.45
1.92	100,000	1.00	100,000	2.00
2.21	115,000	3.02	115,000	4.02
2.26	570,000	9.23	—	—
2.46	100,000	2.00	100,000	3.00
2.87	120,000	4.09	120,000	5.09
2.96	182,500	5.01	186,000	6.01
3.29	—	—	2,000	6.67
3.64	418,000	8.23	418,000	9.23
3.65	85,000	1.37	85,000	2.38
3.80	227,500	6.14	249,500	7.14
3.90	20,000	7.88	20,000	8.88
4.50	459,000	7.59	463,000	8.59
	2,607,528	6.30	2,221,660	6.12

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 27

As at	March 31, 2021		March 31, 2020
Exercise price range (USD)	Number of options	Weighted average remaining exercise period – in years	Number of options	Weighted average remaining exercise period – in years
$
1.67 to 2.25	185,000	9.24	—	—
2.26 to 3.85	532,550	6.98	599,960	7.98
3.86 to 4.45	20,856	0.89	23,240	1.74
4.59 to 4.85	47,672	0.49	154,141	1.10
4.90 to 5.45	131,575	1.00	173,288	2.42
	917,653	6.09	950,629	5.70

11.6Deferred Share Units
Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant DSU to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The DSU shall be settled on the date as set out in the applicable award agreement, between the participant and the Company, however not earlier than the participant’s termination date. If the agreement does not establish a settlement date then it shall be the 90th day following the participant’s termination date for eligible Canadian participants and not earlier than the date that is six months after the termination date for eligible U.S. participants.
The following table presents information concerning DSU activity for the period:

	Number of DSU	Weighted average exercise price
		$
Beginning balance as at April 1, 2020	140,885	3.48
Granted	197,079	2.65
Settled	(7,718)	4.16
Ending balance as at March 31, 2021	330,246	2.97

During the year ended March 31, 2021, the Company issued the following fully vested DSU:
•On June 30, 2020, September 30, 2020, December 31, 2020 and March 31, 2021, 66,840, 46,405, 48,241 and 35,593 fully vested DSU, respectively, in aggregate, were granted to non-employee directors of the Company at a fair value of $2.10, $2.89, $2.78 and $3.22, respectively, per DSU, for an aggregate fair value of $140,364, $134,110, $134,110 and $114,609, respectively. The amounts have been recorded in share-based compensation expense.
During the year ended March 31, 2020, the Company issued the following fully vested DSU:
•On September 30, 2019, December 31, 2019 and March 31, 2020, 20,937, 22,299 and 53,370 fully vested DSU, respectively, in aggregate, were granted to non-employee directors of the Company at a fair value of $3.97, $3.66 and $2.63, respectively, per DSU, for an aggregate fair value of $83,120, $81,614 and $140,363, respectively. The amounts have been recorded in share-based compensation expense.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 28

11.7Restricted Share Units
Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant RSU to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The RSU shall vest on the third anniversary of the date of grant and will settle as soon as practicable following the expiry of the vesting period, unless otherwise specified by the Board at the time of grant.
On June 23, 2020, 181,498 RSU, in aggregate, vesting one year from the date of grant, were granted to employees of the Company subject to the terms set out in the award agreement at a fair value of $2.26, per RSU, for an aggregate fair value of $410,000. Share-based compensation expense for the year ended March 31, 2021 amounted to $314,000.
11.8Share-Based Compensation
The number of Alithya stock options granted to employees during the twelve months ended March 31, 2021 and 2020, the related compensation expense recorded, and the assumptions used to determine share-based compensation expense, using the Black-Scholes stock option pricing model, were as follows:

Period ended	March 31,	March 31,
(in $ thousands, except for per share data)	2021	2020
Compensation expense related to the options granted	156	318
Number of stock options granted	755,000	970,500
Weighted average fair value of options granted	$0.81	$1.13
Aggregate fair value of options granted	609	1,096
Weighted average assumptions
Share price	$2.26	$3.63
Exercise price	$2.26	$3.63
Risk-free interest rate	0.46%	1.79%
Expected volatility*	34.9%	30.0%
Dividend yield	—	—
Expected option life (years)	6.6	5.7
Vesting conditions – time (years)	3.2	2.7

* Determined on the basis of observed volatility in publicly traded companies operating in similar industries.
12. Subsequent Event
On April 1, 2021, the Company acquired all of the outstanding shares of R3D Consulting Inc. (now Alithya IT Services Inc.), a private Quebec firm that specializes in digital solutions. Subject to customary post-closing purchase price adjustments, the purchase price was paid by the issuance of 25,182,676 Subordinate Voting Shares of the Company, at a value of $3.20 per share, which was the closing share price on the TSX on April 1, 2021, cash of $1.0 million and assumed long-term debt of $8.9 million on the closing date. The accounting for this acquisition and the purchase price allocation have not yet been finalized due to the timing of the acquisition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 29

13. Selected Annual Information

	For the years ended March 31,
(in $ thousands)	2021	2020	2019
	$	$
Revenues	287,643	279,007	209,478
Net loss	(17,338)	(39,667)	(12,475)
Basic and diluted loss per share	(0.30)	(0.70)	(0.34)
Total assets	243,261	257,816	236,869
Non-current long-term debt and lease liabilities	33,353	63,759	27,305

Revenues increased from March 31, 2020 to March 31, 2021 due primarily to general organic growth. Revenue growth from March 31, 2019 to March 31, 2020 was driven primarily by the additional months of revenues from Alithya USA, acquired during the year ended March 31, 2019 and from the acquisitions of Matricis, Travercent and Askida, partially offset by the revenues lost from the divestiture of the UK subsidiary during the year ended March 31, 2020,
Net loss and basic and diluted loss per share decreased from March 31, 2020 to March 31, 2021 primarily due to the impairment loss recorded in the year ended March 31, 2020. Similarly, net loss and basic and diluted loss per share increased from March 31, 2019 to March 31, 2020 primarily due to the impairment loss recorded in the year ended March 31, 2020.
The decrease in total assets from March 31, 2020 to March 31, 2021 related primarily to the amortization of intangible assets that occurred during the year ended March 31, 2021. The increase in total assets from March 31, 2019 to March 31, 2020 was driven primarily by the recognition of right-of use assets from the adoption of IFRS 16 - Leases on April 1, 2019, the recognition of intangible assets and goodwill on the acquisitions of Matricis, Travercent and Askida, and additions to property and equipment relating mostly to leasehold improvements due to the relocation of certain office premises.
The decrease in non-current long-term debt and lease liabilities from March 31, 2020 to March 31, 2021 is primarily due to the reclassification of the Credit Facility, which matures on January 22, 2022, to current portion of long-term debt. The increase in non-current long-term debt and lease liabilities from March 31, 2019 to March 31, 2020 was driven primarily by the recognition of lease liabilities from the adoption of IFRS 16 - Leases on April 1, 2019, an increase in balance of purchase payables for remaining payments for the acquisitions of Matricis, Travercent and Askida and the increase in the Credit Facility for the financing of the acquisitions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 30

14. Eight Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2019	2019	2019	2020	2020	2020	2020	2021
Revenues	72,218	67,363	66,245	73,181	70,711	68,355	70,606	77,971
Cost of revenues	51,041	46,680	46,084	52,228	50,308	49,623	50,178	54,517
Gross margin	21,177	20,683	20,161	20,953	20,403	18,732	20,428	23,454
	29.3%	30.7%	30.4%	28.6%	28.9%	27.4%	28.9%	30.1%
Operating expenses
Selling, general and administrative expenses	18,927	18,576	17,745	21,534	19,416	20,146	20,421	21,740
Business acquisitions and integration costs	674	1,416	1,374	1,173	913	190	500	718
Depreciation	786	810	878	894	882	927	900	1,058
Amortization of intangibles	2,551	2,531	2,716	3,480	3,654	2,892	2,703	2,490
Foreign exchange expense (gain)	54	(87)	30	(158)	8	344	47	74
Impairment of intangibles and goodwill	—	—	—	28,036	—	—	—	—
	22,992	23,246	22,743	54,959	24,873	24,499	24,571	26,080
Operating loss	(1,815)	(2,563)	(2,582)	(34,006)	(4,470)	(5,767)	(4,143)	(2,626)
Financial expenses	621	450	608	668	728	827	870	849
Gain on recovery of note receivable	—	—	—	—	—	(660)	—	—
Gain on sale of subsidiary	—	—	(681)	—	—	—	—	—
Loss before income taxes	(2,436)	(3,013)	(2,509)	(34,674)	(5,198)	(5,934)	(5,013)	(3,475)
Income tax recovery	(889)	(683)	(694)	(699)	(669)	(443)	(220)	(950)
Net loss	(1,547)	(2,330)	(1,815)	(33,975)	(4,529)	(5,491)	(4,793)	(2,525)
Basic and diluted loss per share	(0.03)	(0.04)	(0.03)	(0.59)	(0.08)	(0.09)	(0.08)	(0.04)

Quarterly variances in Alithya's results are due primarily to seasonality. The revenues generated by Alithya's consultants are impacted by the number of working days in a particular quarter, which can vary as a result of vacations and other paid time off and statutory holidays. Similarly, customer information technology investment cycles are also affected by the seasonality of their own operations. Finally, quarterly variations can be attributed to the timing of acquisitions.
Over the eight-quarter period, revenues have increased mainly due to business acquisitions, and organic growth in certain areas of the Company’s business, which was partially offset by a cyclical decline in the IT spending of certain large historical customers. Excluding quarters which have been negatively impacted by the COVID-19 pandemic, gross margin has also followed an increasing trend, mainly due to business acquisitions with higher margins, and a steady migration towards higher value-added services. Selling, general and administrative expenses have increased mainly from business acquisitions, net of possible synergies, and, in past quarters, additional costs associated with managing the duties related to becoming a public company. Other expenses, such as business acquisitions and integration costs and depreciation and amortization of intangibles, have also varied as a result of business acquisitions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 31

15. Critical Accounting Estimates
The preparation of Alithya’s consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions which affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
Alithya's significant accounting policies are fully described in Note 2 of Alithya's annual audited consolidated financial statements. Management believes the critical accounting policies described below reflect the more significant estimates and assumptions used in the preparation of Alithya's consolidated financial statements.
Assessment of COVID-19 impact
As a result of the continued and uncertain economic and business impact of the COVID-19 pandemic, the Group has reviewed its estimates, judgments and assumptions used in the preparation of its consolidated financial statements, including the determination of whether indicators of impairment exist for its tangible and intangible assets, including goodwill, estimated losses on revenue from fixed-fee arrangement contracts, the credit risk of its counterparties, and the estimates and judgments used for the measurement of its deferred tax assets.

Due to the pandemic and the significantly increased uncertainty surrounding global economic conditions in general, and the outlook of the Company’s clients’ different markets and industries in particular, the Group has made revisions to estimates and assumptions used in the determination of impairment of goodwill, as necessary, to reflect the increased uncertainty and risks.

As the situation is dynamic and the impact of COVID-19 on the Group’s operations and financial conditions will be impacted by the duration of government-mandated measures and overall customer demand, revisions may be required in future periods to estimates and assumptions. Although management expects COVID-19 related disruptions to continue beyond fiscal 2021, it believes that the Group’s long-term estimates and assumptions do not require further revisions, however management continues to monitor and evaluate the situation and its impact on the Group’s business.
15.1Revenue Recognition, Unbilled Revenue and Deferred Revenue
The Group generates revenue principally through the provision of consulting services in the areas of information technology including systems implementation and strategy. These services are provided under arrangements with varying pricing mechanisms.
To determine whether to recognize revenue, the Group follows a 5-step process:
•Identifying the contract with a customer;
•Identifying the performance obligations;
•Determining the transaction price;
•Allocating the transaction price to the performance obligations; and
•Recognizing revenue when/as performance obligation(s) are satisfied.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 32

The total transaction price for a contract is allocated amongst the various performance obligations based on their relative stand-alone selling prices. Revenue is recognized either at a point in time or over time, when (or as) the Group satisfies performance obligations by transferring the promised goods or services to its customers.
The Group recognizes contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as other liabilities in the statement of financial position. Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognizes either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.
Certain of the Group’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue, provided that the Group objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.
Time and materials arrangements - Revenue from consulting services and systems implementations under time and materials arrangements is recognized as the services are rendered.
Fixed-fee arrangements - Revenue from consulting services and systems implementations under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Group primarily uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.
Unbilled revenue and deferred revenue - Amounts recognized as revenue in excess of billings are classified as unbilled revenue. Amounts received in advance of the performance of services are classified as deferred revenue.
Retainer based arrangements - The client pays a recurring fee in exchange for a monthly recurring service (typically support). The revenue for these arrangements is recognized over time (using an hours-based input method). Revenue recognition over time is based on customer simultaneously receiving and consuming the benefit of the services provided.
Estimated losses on revenue-generating contracts - Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at the inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. The expected loss is first applied to impair the related capitalized contract costs, if any, with the excess recorded in accounts payable and accrued liabilities. Management regularly reviews arrangement profitability and underlying estimates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 33

Software revenue - Software revenue is generated from the resale of certain third-party off-the-shelf software and maintenance. The majority of the software sold by the Group is delivered electronically. For software that is delivered electronically, the Group considers transfer of control to have occurred when the customer either (a) takes possession of the software via a download (that is, when the customer takes possession of the electronic data on its hardware), or (b) has been provided with access codes that allow the customer to take immediate possession of the software on its hardware pursuant to an agreement or purchase order for the software. In all instances, the resale of third-party software and maintenance is recorded on a net basis. Group created software, and the associated maintenance, is reported on a gross basis, however it is immaterial in all periods presented.
Third party software and maintenance revenue are recognized upon delivery of the software, as all related warranty and maintenance is performed by the primary software vendor and not the Group.
The Group enters into arrangements with multiple performance obligations which typically include software, post-contract support (or maintenance), and consulting services. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. The Group has determined standalone selling price for each of the performance obligations in connection with the evaluation of arrangements with multiple performance obligations. The Group has established standalone selling price for consulting services based on a stated and consistent rate per hour range in standalone transactions. The Group has established standalone selling price for software through consistent stated rates for software components. The Group has established standalone selling price for maintenance based on observable prices for standalone renewals.
15.2Business Combinations
The Group accounts for its business combinations using the acquisition method. Under this method the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Group recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition date fair values and any non-controlling interest in the acquiree. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on management’s assumptions, including assumptions that would be made by market participants, acting in their economic best interest. These assumptions include the future expected cash flows arising from the intangible assets identified. The goodwill recognized is composed of the future economic value associated to acquired work force and any identified synergies with the Group’s operations which are primarily due to reduction of costs and new business opportunities. The determination of fair value involves making estimates relating to acquired intangible assets, property and equipment, litigation, provision for estimated losses on revenue-generating contracts, other onerous contracts, tax and other contingency reserves. Estimates include the forecasting of future cash flows and discount rates. Subsequent changes in fair values are adjusted against the cost of acquisition, if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statements of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2021	| 34

15.3Government Assistance
Certain subsidiaries are eligible for government assistance programs, in the different jurisdictions, in the form of grants, loans and tax credits for the development of e-business. Government assistance is recorded when there is reasonable assurance that the assistance will be received and that the subsidiary will comply with all relevant conditions. Assistance is treated as a reduction in the cost of the related item.
In preparing claims, judgment is required in interpreting the regulations related to these programs, determining if the operations of the subsidiaries qualify and identifying quantifying eligible expenses. These claims are subject to examination and audit by local authorities, who may disagree with interpretations made by the Group. Management estimates the amounts to be received or forgiven under these programs. Final settlements following examinations and audits could be different from amounts recorded and could have a material effect on the financial position or operating results of the Group.
Alithya recognized amounts of $1.9 million and $6.7 million as reductions of expenses for the three and twelve months ended March 31, 2021, respectively, in connection with tax credits, compared to $1.3 million and $4.8 million for the three and twelve months ended March 31, 2020, respectively.
Alithya also recognized amounts of $2.8 million and $6.5 million as reductions of expenses for the three and twelve months ended March 31, 2021, respectively, in connection with government grants and loan forgiveness, compared to nil for both the three and twelve months ended March 31, 2020.
15.4Intangibles
Intangible assets consist mainly of customer relationships, non-compete agreements, internal-use business solutions and software licenses and tradenames. Internal use business solutions and software licenses (“Software”) are recorded at cost. In addition, internal-use business solutions developed internally are capitalized when they meet specific capitalization criteria related to technical and financial feasibility and when the Group demonstrates its ability and intention to use them. Amortization of internal-use business solutions commences once the solution is available for use. Customer relationships, internal-use business solutions and software licenses acquired through business combinations are initially recorded at their fair value. The Group amortizes its intangible assets using the straight-line method over their estimated useful lives
The residual value, depreciation method and useful life of each asset are reviewed at least once a year, at the reporting date.
Net intangible assets amounted to $36.6 million at March 31, 2021 and $51.8 million at March 31, 2020.
15.5Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition and it is measured net of accumulated impairment losses. Goodwill is not amortized, but instead tested for impairment annually, or more frequently, should events or changes in circumstances indicate that the goodwill may be impaired.
Goodwill amounted to $72.9 million at March 31, 2021 and $77.6 million at March 31, 2020.

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15.6Impairment of Property and Equipment, Intangibles and Goodwill
Timing of impairment testing
The carrying amounts of the Group's property and equipment, right-of-use assets, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. At each reporting date, the Group assesses whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, the impairment is tested at least annually, typically as at March 31.
Impairment testing
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit", or "CGU"). For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the CGU, or the group of CGUs, that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in consolidated earnings. Impairment losses recognized in respect of CGUs that include goodwill are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis not beyond the highest of:
•The fair value less costs of disposal; and
•Value in use of the individual asset, if determinable.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
Alithya performed its annual impairment test at March 31, 2021 using the approach described above and concluded no impairment was required.
15.7Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Group’s provisions may consist of litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings. The Group may record restructuring provisions related to business combinations and termination of employment costs incurred as part of the Group's productivity improvement initiatives. The amount recognized as a provision is the best estimate of the consideration required

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to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provision due to the passage of time is recognized as a finance cost. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavorable outcome.
In the case of decommissioning liabilities pertaining to operating leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term, the provision is determined using the present value of the estimated future cash outflows.
Restructuring provisions, consisting primarily of severance, are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.
Provisions amounted to nil at March 31, 2021 and $0.5 million at March 31, 2020.
15.8Income Taxes
Income taxes are accounted for using the liability method of accounting.
Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred income tax assets and liabilities are recognized in earnings, other comprehensive income or in equity based on the classification of the item to which they relate.
Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
Deferred tax assets amounted to $7.5 million and deferred tax liabilities amounted to $3.0 million at March 31, 2021, compared to $4.7 million and $4.1 million, respectively, at March 31, 2020.

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16. Future Accounting Standards
At the date of authorization of these consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Group. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Group’s consolidated financial statements, are detailed as follows:
New Standards and Interpretations Issued but Not Yet Effective
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. In July 2020, the IASB issued final amendments to defer the effective date to annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. Management is currently assessing, but has not yet determined, the impact of this new standard on the Group’s consolidated financial statements.
On May 14, 2020, the IASB published Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), which specifies which costs a company includes when assessing whether a contract will be loss-making. The amendments are effective for annual periods beginning on or after January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Group’s consolidated financial statements.
On May 28, 2020, the IASB published COVID-19-Related Rent Concessions (Amendment to IFRS 16), which amends IFRS 16, Leases, to provide lessees with a practical expedient that relieves lessees from assessing whether a COVID-19-related rent concession is a lease modification. The amendments are effective for annual periods beginning on or after June 1, 2020 and will be applied retrospectively. Management has completed its analysis of the guidance and does not expect it to materially impact the Group’s consolidated financial statements.
Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Group’s consolidated financial statements.

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17. Risks and Uncertainties
17.1Risks Related to the Market
17.1.1Economic risks and political uncertainty
Alithya’s results of operations are affected by the level of business activity of its customers, which in turn is affected by the level of economic activity in the industries and markets that they serve as well as political uncertainty. Economic conditions and political uncertainty could cause some customers to reduce or defer their expenditures for digital technology consulting services and a significant prolonged decline in the level of business activity of Alithya’s customers could have a material adverse effect on its revenues and profit margin. Alithya has implemented and will continue to implement cost-savings initiatives to manage its expenses as a percentage of revenues.
17.1.2COVID-19 pandemic
The COVID-19 pandemic resulted in governments and businesses worldwide adopting emergency measures to combat the spread of the coronavirus, and impacted the markets in which Alithya operates throughout most of 2020 and up to the end of Alithya’s fiscal year ended March 31, 2021. The COVID-19 pandemic and the measures taken in response to it, including travel bans, border closures, self-imposed quarantine periods, mandated business closures, curfews and social distancing measures, as well as unprecedented uncertainty in the global economy, imposed significant pressure on businesses in general and had and will likely continue to have an adverse impact on the global economy in the short and long term, which poses the risk that Alithya’s customers, contractors and partners may, temporarily or permanently, be prevented from conducting business as they have historically or previously expected to, which could in turn have an adverse impact on Alithya’s business and results of operations. Although Alithya and a significant number of its customers were fortunate to continue operating as essential services providers by the Québec and Ontario governments, the COVID-19 outbreak had impacts on Alithya’s business, with disruptions to its operations including temporary office closures, reduced activity and certain pricing adjustments with a limited number of clients, slower procurement decisions in some cases, and possible changes to customers’ spending and investment priorities. The most significant impact of the COVID-19 pandemic on our business and financial results was experienced in the first three quarters of 2021. The gradual easing of certain emergency measures allowed many businesses to resume some level of, or increase, commercial activities, resulting in a sequential improvement in our financial performance. However, resurgences of new COVID-19 cases and related strengthening or reintroduction of emergency measures, or a more prolonged duration of the COVID-19 pandemic, may continue to result in: (i) reduced customer demand for Alithya’s services and solutions; (ii) customer pressure on pricing and payment terms; (iii) difficulty in invoice collection; (iv) demands from customers to change or terminate existing contracts or work orders; (v) the non-renewal of expiring customer contracts; (vi) reduction in budgets for government programs that may be used by Alithya to support its research and growth; (vii) delays and disruptions in services from Alithya’s third party service providers; and (viii) devotion of substantial amount of management time and resources and increased operating costs to mitigate the impact of the pandemic. Also, while the COVID‑19 pandemic could create an increase for digital technologies and services in certain industry segments, which could benefit Alithya, there is no assurance that Alithya will be able to respond to such demand while providing services remotely or observing government recommendations.

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The Company has taken and continues to take measures to protect the health and safety of its employees, work with its customers to minimize potential disruptions and address the challenges and opportunities posed by this global pandemic. The Company and its employees have transitioned to working remotely, relatively seamlessly, allowing us to continue supporting our customers without material disruption. The Company also implemented several measures to protect its financial position and preserve liquidity, and strict cost containment measures including temporary management salary reductions, and reduced work weeks and temporary layoffs for a limited number of employees, all of which have returned to normal as of today. To ensure business continuity and retain existing highly trained and experienced technical consultants on which Alithya’s success depends in large part, certain subsidiaries of the Company are benefiting from governmental financial assistance programs in Canada, the US and France.
As the Company continues to monitor the issues raised by the COVID-19 pandemic, it may take further actions that alter its business operations as may be required by governmental authorities, or that it determines are in the best interests of its employees, clients, partners and shareholders, and the Company cannot predict the potential effects any such alterations or modifications may have on its business, including the impact on its financial results. The extent to which the COVID-19 pandemic may further adversely impact Alithya’s business and results of operations depends on numerous evolving factors that are highly uncertain, difficult to predict and outside of Alithya’s control, including: (i) the duration and scope of the pandemic; (ii) actions taken by governments and other parties in response to the pandemic; (iii) the effective distribution of approved vaccines and treatments, and the potential development and distribution of new vaccines and treatments; (iv) the impact of the pandemic on the level of general economic activity; (v) the effect of the pandemic on Alithya’s customers and customer demand for its services and solutions; (vi) the ability of Alithya’s customers to pay for its services and solutions on time or at all; (vii) Alithya’s ability to sell and provide its services and solutions to existing and prospective clients; and (viii) new information which may emerge concerning the COVID-19 pandemic and the actions required to contain the coronavirus or remedy its impacts. Also, although Alithya has a business continuity plan in the event the health of any of its key employees would become at risk as a result of contracting COVID-19, there is no assurance that the implementation of such business continuity plan would be successful. While Alithya closely monitors the COVID-19 pandemic situation as this unprecedented pandemic continues to evolve and as long as measures adopted in response to the COVID-19 pandemic remain in place or are reintroduced, and potentially upon and after their gradual or complete removal, it could affect Alithya’s business and results of operations in a manner that is not presently known or in a manner that Alithya does not currently consider will present significant risks to its operations. At the present time, no person, entity or expert can accurately predict the duration or scope of the pandemic and, although some impacts have materialized, it remains challenging for the Company to accurately estimate or quantify the full scope and magnitude of the pandemic’s impact on the Company, its business, financial condition and prospects. Furthermore, the trading price for Alithya’s Subordinate Voting Shares and the securities of other companies in the industry has been volatile as a result of the COVID-19 pandemic and a recession, slowdown or other sustained adverse market event resulting from the COVID-19 pandemic could materially and adversely affect the financial markets, the value of Alithya’s Subordinate Voting Shares and Alithya’s ability to obtain equity or debt financing on favorable or acceptable terms or at all.

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17.2Risks Related to Alithya's Industry
17.2.1Competition in the digital technology consulting services market
Competition in the digital technology consulting services market is intense and Alithya may lose projects to, or face pricing pressure from, its competitors or prospective customers’ internal IT departments. The market for digital technology consulting services providers is highly competitive. In many cases, Alithya competes for specialty digital technology consulting services work with in-house technical staff, and other international digital technology consulting firms. In addition, there are many small, boutique digital technology consulting firms that have developed services similar to those offered by Alithya. Alithya believes that competition will continue to be strong and may increase in the future, especially if Alithya’s competitors continue to reduce their price for digital technology consulting services. Any pricing pressure could have a material adverse impact on Alithya’s revenues and margins and limit its ability to provide competitive services.
Alithya’s target market is rapidly evolving and is subject to continuous technological change. While Alithya strives to remain competitive, Alithya’s competitors may be better positioned to address technological changes or may react more favorably to these changes, which could have a material adverse effect on Alithya’s business. Alithya competes on the basis of a number of factors, many of which may be beyond its control. Existing or future competitors may develop or offer digital technology consulting services that provide significant technological, creative, performance, price or other advantages over the services Alithya offers.
Some of Alithya’s competitors have longer operating histories and benefit from significantly greater financial, technical, marketing and managerial resources than Alithya. There are relatively low barriers to entry in Alithya’s business. Alithya currently has no patented technology that would preclude or inhibit competitors from entering its digital technology consulting services market. Therefore, Alithya must rely on the skill of its personnel and the quality of its customer service. In addition, as the costs to start a digital technology consulting services firm are relatively low, Alithya expects that it will continue to face additional competition from new entrants into the market in the future, offshore providers and larger integrators and it is subject to the risk that its employees may leave and start competing businesses. Any one or more of these factors could have a material adverse impact on Alithya’s business, financial condition and results of operations.
17.2.2Reliance on highly-trained and experienced personnel
Alithya’s success depends in large part on its ability to attract new qualified employees and retain existing highly-trained and experienced technical consultants, project management consultants, business analysts and sales and marketing professionals of various experience levels. The markets that Alithya serves are highly competitive and competition for skilled employees in the digital technology consulting industry is intense. If Alithya fails to attract new employees or retain its existing employees, Alithya may be unable to complete existing projects or bid for new projects of similar size, which could adversely affect its revenues. Even if Alithya is able to grow and expand its employee base, the additional resources required to attract new employees and retain existing employees may adversely affect its operating margins.

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17.2.3Failure to enhance existing services and solutions and to develop new services and solutions
The markets for technology, digital and outsourcing services are characterized by rapid technological change, evolving industry standards, changing customer preferences and new services and solutions introductions. Alithya is currently in the midst of a shift towards increasing customer demand for digital technologies and services. Alithya’s future success depends on its ability to develop digital and other services and solutions that keep pace with changes in the markets in which it operates. Alithya may not be successful in developing digital and other new services and solutions addressing evolving technologies in a timely or cost-effective manner and there is no assurance that any services and solutions it does develop will be successful in the marketplace. Alithya’s failure to address the demands of the rapidly evolving technological environment could have a material adverse effect on its ability to retain and attract customers and on its competitive position, which could in turn have a material adverse effect on its business, financial condition and results of operations.
17.2.4Government sponsored programs
Alithya benefits from government sponsored programs designed to support research and development, labor and economic growth. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to Alithya in the future, or will not be reduced, amended or eliminated. Any future government program reduction, elimination or other amendment to the government sponsored programs from which Alithya benefits could increase operating or capital expenditures incurred by Alithya and have a material adverse effect on its net earnings or cash flow.
17.2.5Intellectual property rights
Our success depends in part on our ability to protect our proprietary methodologies, processes, know-how, techniques, tools and other intellectual property that we use to provide our services. Alithya has registered, and applied for the registration of, trademarks, domain names and copyrights. Alithya also owns a number of trademarks and copyrights and holds licenses, which vary in duration, relating to its solutions and services. Existing trade secret and copyright laws, however, afford Alithya only limited protection. Third parties may attempt to disclose, obtain or use Alithya’s solutions or technologies. Others may also independently develop and obtain patents or copyrights for technologies that are similar or superior to Alithya’s technologies and should that happen, Alithya may need to license these technologies and may not be able to obtain licenses on reasonable terms, if at all. If Alithya is unsuccessful in any intellectual property litigation, it may be forced to do one or more of the following: (i) cease selling or using technology that incorporates the challenged intellectual property; (ii) obtain a license, which may not be available on reasonable terms or at all, to use the relevant technology; (iii) rebrand Alithya’s services and solutions, which could result in a loss of brand recognition and could require Alithya to devote additional resources to advertising and marketing its new brands; (iv) configure services to avoid infringement; and (v) refund license fees or other payments that were previously received.
As Alithya develops software applications for specific customer engagements, issues relating to the ownership of, and the rights to use of, software applications and frameworks could arise. Alithya relies on a combination of copyright, trademark, unfair competition and trade secret laws, as well as intellectual property assignment and confidentiality agreements and other methods to protect Alithya’s intellectual property rights. Protection of intellectual property rights and confidentiality in some countries in which Alithya operates may not be as effective as in Canada or other countries with more developed intellectual property protections. Also, Alithya

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may have to pay economic damages in the event of lost disputes relating to intellectual property rights, which could adversely affect its results of operations and financial condition. Further, Alithya cannot provide assurance that competitors will not infringe Alithya’s intellectual property rights, or that Alithya will have adequate resources to enforce its intellectual property rights. If Alithya does enforce its intellectual property rights through litigation, Alithya may not be successful and the litigation may result in substantial costs and diversion of resources and management attention.
17.2.6Infringing on the intellectual property rights of others
When developing solutions and providing services for its customers, Alithya utilizes its own, and may also enter into licensing agreements with third parties for the right to use patents, trademarks, copyrights, trade secrets and other intellectual property rights. Alithya may also develop intellectual property rights on its own or together with its customers when developing solutions and providing services for such customers. Although Alithya uses reasonable efforts to ensure that no intellectual property rights of others are infringed, third parties or even Alithya’s customers may assert claims against Alithya. In addition, certain agreements to which Alithya is a party may contain indemnity clauses pursuant to which Alithya would be required to indemnify its clients against liability and damages arising from third-party claims of intellectual property right infringement as part of its service contracts with its customers and, in some instances, the amount of these indemnity claims may exceed the revenues Alithya generates under the contracts or the coverage provided by Alithya’s insurance.
Any intellectual property claims or litigation against Alithya could incur substantial costs, consume the time and energy of Alithya’s management, harm Alithya’s reputations, require Alithya to enter into additional licensing arrangements or prevent Alithya from providing some solutions or services. Any limitation on Alithya’s ability to sell or use solutions or services that utilize intellectual property rights that are the subject of a claim could cause Alithya to lose revenues or incur additional expenses to modify its solutions and services for future projects.
17.2.7Regulatory risks
Alithya’s operations require compliance with laws on many matters in different jurisdictions, including anti-corruption, intellectual property, trade restrictions, immigration, taxation, antitrust, data privacy, labor relations, environment and securities. Complying with these diverse requirements is a challenge and consumes significant resources. Also, some of these laws may impose conflicting requirements or restrictions on the movement of cash and other assets and on the repatriation of Alithya’s earnings and thereby reduce its earnings. These legal requirements may also expose Alithya to potential penalties for non‑compliance and harm its reputation.
17.3Risks Related to Alithya's Business
17.3.1Changes in the nature of revenues
Any change in the mix of Alithya's arrangements with its customers could have an impact upon its periodic operating performance, including gross margin. Alithya generates revenues principally through the provision of consulting services in the areas of digital technology. These services are provided under arrangements with varying pricing mechanisms. Alithya's revenues-generating customer contracts generally fall into one of the following four categories: (i) time and materials arrangements for which revenues are recognized as the services are rendered and which represent the majority of Alithya's revenues, (ii) fixed-fee arrangements where

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the outcome can be estimated reliably and for which revenues are recognized using the percentage-of-completion method over the service periods and labor costs or labor hours are used to measure the progress towards completion, (iii) retainer-based arrangements for which customers pay a recurring fee in exchange for a monthly recurring service (typically support) for which revenues are recognized over time using an hours-based input method, and (iv) resale of third-party off-the-shelf software and maintenance for which revenues are recognized on a net basis and resale of Alithya-created software and maintenance for which revenues are reported on a gross basis. Alithya also sometimes enters into arrangements with multiple performance obligations which typically include software, post-contract support and consulting services and which require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis.
Alithya also provides a payrolling service through which contractor candidates recruited and selected by clients are hired by Alithya and then assigned to client projects. Alithya assumes all administrative responsibilities related to these candidates and invoices the client for time and materials. The sale of payrolling services is recognized on a net basis. As Alithya’s overall business volume increases, management intends to continue to gradually phase-out this relatively low margin business.
17.3.2Customer concentration
Alithya derives a significant portion of its revenues from its major customers and expects this to continue for the foreseeable future. The increased breadth of Alithya’s services and solutions offerings has also resulted and may continue to result in larger and more complex projects and contracts with these major customers. Retaining these customers requires Alithya to foster close relationships with them and achieve a thorough understanding of their operations and needs in order to continue to provide high-quality services. Alithya’s ability to maintain such relationships depends on a number of factors, including the proficiency of its professionals and its management personnel. There can be no assurance that each such customer will continue to be satisfied with Alithya’s services and utilize Alithya on the same terms, or at all, in the future. Failure to maintain close relationship with these customers could result in termination of customer contracts and potential liability for significant penalties or damages, any of which could have a material adverse effect on Alithya’s business, financial condition and results of operations.
17.3.3Fluctuation of business and financial results
Alithya’s ability to maintain and increase its revenues is affected not only by its success in implementing its strategy, but also by a number of other factors, which could cause Alithya’s financial results to fluctuate. These factors include: (i) its ability to introduce and deliver new services and business solutions; (ii) its potential exposure to a lengthened sales cycle; (iii) the cyclicality of the purchases of its technology services; and (iv) the nature of its customer’s business (for example, if a customer encounters financial difficulty, it may be forced to cancel, reduce or defer existing contracts with Alithya). These, and other factors, make it difficult to predict financial results for any given period.

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17.3.4Early termination risk
If Alithya fails to deliver its services in accordance with the terms and conditions of its contractual agreements or as a result of other circumstances, which may be beyond Alithya’s or its customers’ control, some of its customers could elect to terminate their contracts before their agreed expiry date, which would result in a reduction of Alithya’s earnings and cash flow and may impact the value of its backlog of orders. Early contract termination can result from the exercise of a legal right or when circumstances that are beyond Alithya’s or its customers’ control prevent the contract from continuing. In cases of early termination, Alithya may not be able to eliminate ongoing costs incurred to support the contract.
17.3.5Costs of services
In order to generate acceptable margins, Alithya’s pricing for services depends on its ability to accurately estimate the costs and timing for completing projects, which can be based on a customer’s bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a portion of Alithya’s project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contractual terms agreed upon with Alithya’s customers, and revenues are recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect Alithya’s best judgment regarding the efficiencies of its methodologies and professionals as it plans to apply them to the contracts in accordance with Alithya’s standards of contract management. If Alithya is unsuccessful in accurately estimating the time or resources required to fulfill its obligations under a contract, or if unexpected factors, including those outside of its control, arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on Alithya’s expected net earnings.
17.3.6Teaming agreements and subcontracts
Alithya derives revenues from contracts where it enters into teaming agreements with other providers. In some teaming agreements, Alithya is the primary contractor, whereas in others, Alithya acts as a subcontractor. In both cases, Alithya relies upon its relationships with other providers to generate business and expects to continue to do so in the foreseeable future. Where Alithya acts as the primary contractor, if it fails to maintain its relationships with other providers, Alithya may have difficulty attracting suitable participants in its teaming agreements. Similarly, where it acts as subcontractor, if its relationships are impaired, other providers might reduce the work they award to Alithya, award that work to Alithya’s competitors or choose to offer the services directly to the customers in order to compete with Alithya’s business. In either case, if Alithya fails to maintain its relationship with these providers or if its relationship with these providers is otherwise impaired, Alithya’s business, prospects, financial condition and results of operations could be materially adversely affected.
17.3.7Partners’ ability to deliver on their commitments
Increasingly large and complex contracts may require Alithya to rely upon third party subcontractors, including software and hardware suppliers, to help Alithya fulfill its commitments. Under such circumstances, Alithya’s success depends on the ability of third parties to perform their obligations within agreed upon budgets and time frames. If Alithya’s partners fail to deliver, Alithya’s ability to complete ongoing contracts may be adversely affected, which could have an unfavorable impact on its profitability. In addition, Alithya may not be able to replace the functions provided by these third parties if their software components or solutions become obsolete,

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defective or incompatible with future versions of Alithya’s solutions and services, or if they are not adequately maintained or updated. Third-party suppliers of software or other intellectual property assets could also be unwilling to permit Alithya to use or to continue to use their intellectual property and this could impede or disrupt the use of their solutions or services by Alithya’s customers and Alithya.
17.3.8Guarantee and indemnification risks
In the normal course of business, Alithya enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require Alithya to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. If Alithya is required to compensate counterparties due to such arrangements and its insurance does not provide adequate coverage, its business, prospects, financial condition and results of operations could be materially adversely affected.
17.3.9Utilization rates
In order to maintain and grow revenues levels, Alithya has to maintain an appropriate level of availability of professional resources in each of its geographic regions by having a high utilization rate while still being able to assign additional resources to new work.
Maintaining an efficient utilization rate, however, requires Alithya to forecast its need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring activities appropriately. To the extent that it fails to do so, Alithya’s utilization rates may be reduced and thereby adversely affect its revenues and profitability. In addition, Alithya may find that it does not have sufficient resources to deploy against new business opportunities, in which case its ability to grow its revenues would suffer.
17.3.10Services for government departments and agencies
Changes in government spending policies or budget priorities could directly affect Alithya’s financial performance. Among the factors that could harm Alithya’s government contracting business are: (i) the curtailment of governments’ use of consulting and IT services firms; (ii) a significant decline in spending by governments in general, or by specific departments or agencies in particular; (iii) the adoption of new legislation and/or actions affecting companies that provide services to governments; (iv) delays by governments in the payment of its invoices; and (v) general economic and political conditions.
These and other factors could cause government departments and agencies to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause Alithya to lose future revenues. Government spending reductions or budget cutbacks at departments or agencies to which Alithya provides services or expects to provide services could materially harm Alithya’s continued performance or limit the award of additional contracts.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
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17.3.11Tax obligations
In estimating its income tax payable, Alithya uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that Alithya’s tax benefits or tax liability will not materially differ from its estimates or expectations. The tax legislation, regulation and interpretation that apply to Alithya’s operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which Alithya operates. Moreover, Alithya’s tax returns are continually subject to review by applicable tax authorities, which determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that Alithya may ultimately recognize and such determinations may become final and binding on Alithya.
Any of the aforementioned factors could have a material adverse effect on Alithya’s net income or cash flow by affecting its operations and profitability, the availability of tax credits, the cost of the services it provides, and the availability of deductions for operating losses as it develops its international service delivery capabilities.
17.3.12Foreign exchange
Foreign exchange risk is the risk that the fair value of assets or liabilities, or future cash flows, will fluctuate because of changes in foreign exchange rates. Alithya’s functional and reporting currency is the Canadian dollar. As a significant portion of Alithya’s revenues, earnings and net assets is denominated in foreign currencies, including in US dollars and Euros, fluctuations in exchange rates between the Canadian dollar and such currencies could have an adverse effect on its financial condition and results of operations. This risk is partially mitigated by a natural hedge in matching Alithya’s costs with revenues denominated in the same currency.
Future events that may significantly increase or decrease the risk of future movement in the exchange rates for these currencies cannot be predicted. Although Alithya does not currently have an exchange rate risk policy that would materially affect its results of operations, it is still subject to foreign exchange risk.
17.3.13Legal claims
During the ordinary course of conducting its business, Alithya may be threatened with or become subject to legal proceedings initiated by third parties or Alithya’s customers. For instance, Alithya’s solutions may suffer from defects that adversely affect their performance, may not meet its customers’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject Alithya to legal liability. Alithya uses reasonable efforts to include provisions in its contracts which are designed to limit its exposure to legal claims relating to its services and the applications it develops and obtain liability insurance coverage. However, Alithya may not always be able to include such provisions or obtain sufficient insurance coverage and, where it is successful in doing so, they may not protect Alithya adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions. Defending lawsuits against Alithya could require substantial amounts of management’s attention and incur significant attorney fees, damage awards and fines or penalties for which Alithya may not be fully insured and which could harm its reputation and adversely affect its business, financial condition and results of operations.

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17.3.14IT systems and infrastructure
To deliver its services and solutions to its customers, Alithya relies upon high speed networks, including satellite, fiber optic and land lines operated by third parties, to provide reliable communications between its main operating offices, other global delivery centers and the offices of its customers and associates worldwide. Any systems failure or outage or a significant disruption in such communications or in Alithya’s IT systems and infrastructure could result in curtailed operations, a loss of customers and reputational damage, which would have an adverse effect on Alithya’s business, financial condition and results of operations.
17.3.15Security and cybersecurity risks
In the current environment, there are numerous and evolving security risks, especially from cybersecurity threats, including criminal hackers, hacktivists, state sponsored organizations, industrial espionage, insider or employee misconduct or negligence and human or technological error. Alithya’s business could be negatively impacted by these physical and cybersecurity threats, which could affect its future sales, financial position and competitive position in the market or increase its costs and expenses. These security threats to Alithya include potential attacks not only on its own solutions, services and systems, but also those of its customers, contractors, partners, suppliers and other third parties. Alithya seeks to detect and investigate all security incidents and to prevent their occurrence or recurrence by continuously investing in security infrastructure, data security and privacy controls, threat protections, detection and mitigation policies, procedures and controls, and employee security awareness and trainings. However, because of the evolving nature and sophistication of these security threats, Alithya may be unable to detect or prevent all of these threats. Techniques used to obtain unauthorized access to, or to sabotage, systems or networks, are constantly evolving and generally are not recognized until launched against a target. Therefore, Alithya may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventive measures, and may face delays in the detection or remediation of, or other responses to, security breaches and other security‑related incidents. Additionally, with advances in computer capabilities and data protection requirements to address ongoing threats, Alithya may be required to expend significant capital and other resources to protect against potential security breaches or to alleviate problems caused by security breaches. Any failure by Alithya to adequately maintain and enhance its systems and networks could require Alithya to incur substantial remediation costs, including costs associated with repairing its information systems, implementing further data protection measures, engaging third-party experts and consultants, and increased insurance premiums. Alithya’s Chief Information Security Officer is responsible for overseeing its security measures, the prevention of security incidents and the detection and investigation of incidents in the event of the occurrence of threats by implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto. Alithya’s security management framework provides a foundation for a risk-based approach to the development, review and regular improvements of policies, processes, standards and controls related to information security, data privacy, physical security and business continuity. In addition, while Alithya selects third-party suppliers carefully and includes safeguards in its contractual terms, it does not control their actions. Any security breaches caused by the negligence or misconduct of these third parties could adversely affect Alithya’s ability to safeguard its information technology infrastructure and deliver solutions and services to its customers and otherwise conduct business. Furthermore, while Alithya’s liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that could result from security breaches, cyber-attacks and other related breaches, that insurance will continue to be available to Alithya on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The occurrence of any of these aforementioned security threats

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could expose Alithya, its customers or other third parties to potential liability, litigation, and regulatory action, could materially compromise or disrupt Alithya’s business operations, and could cause the loss of customer confidence, loss of existing or potential customers, loss of sensitive government contracts, damage to brand and reputation and other financial loss.
17.3.16Risks from security breaches or disclosure of sensitive data or failure to comply with data protection laws and regulations
Alithya is dependent on IT networks and systems to process, transmit, host and securely store electronic information and to communicate among its locations around the world and with its customers, contractors and partners. Security breaches, employee negligence or malfeasance or human or technological error could lead to shutdowns or disruptions of Alithya’s operations and potential unauthorized disclosure of sensitive data, which in turn could jeopardize projects that are critical to the operations of Alithya’s customers’ businesses. The theft and/or unauthorized use or disclosure of Alithya’s or its customers’ and their customers’ confidential information or other proprietary business information as a result of such an incident could adversely affect Alithya’s competitive position and reduce marketplace acceptance of its services. Any failure in the networks or computer systems used by Alithya or its customers could also result in a claim for substantial damages against Alithya and significant reputational harm, and may cause Alithya’s current and prospective customers to lose confidence in the effectiveness of our data security measures, regardless of Alithya’s responsibility for the failure.
In addition, as a global service provider with customers in a broad range of industries, Alithya often has access to or is required to manage, utilize, collect and store sensitive data subject to various regulatory regimes, including but not limited to US or Canadian federal and state or provincial laws governing the protection of personal information and the European Union’s General Data Protection Regulation. Alithya’s Chief Information Security Officer oversees its compliance with the laws that protect the privacy of personal information. If unauthorized access to or disclosure of personal information in Alithya’s possession or control occurs or it otherwise fails to comply with applicable laws and regulations in this regard, Alithya could be exposed to civil or criminal enforcement actions and penalties, as well as lawsuits brought by its customers, its customers’ customers, their customers or third parties for breaching contractual confidentiality and security provisions or data protection laws. Laws and expectations relating to data protections continue to evolve in ways that may limit Alithya’s access, use and disclosure of sensitive data, and may require increased expenditures by Alithya or may dictate that it no longer continues to offer certain types of services.
17.3.17Reputational risks
Alithya’s reputation as a capable and trustworthy service provider and long-term business partner is key to its ability to compete effectively in the market for IT services. The nature of Alithya’s operations exposes it to the potential loss, unauthorized access to, or destruction of its customers’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how Alithya is perceived in the marketplace. Under such circumstances, Alithya’s ability to obtain new customers and retain existing customers could suffer with a resulting impact on its revenues and net earnings.

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17.3.18Operational, financial and other internal controls and systems
Alithya’s historic and anticipated growth places significant demands on its management and other resources, and requires Alithya to continue to develop and improve its operational, financial and other internal controls. In particular, Alithya’s growth has presented and will continue to present challenges with respect to: (i) recruiting, training and retaining technical, finance, marketing and management personnel with the knowledge, skills and experience that its business model requires; (ii) maintaining high levels of customer satisfaction; (iii) developing and improving its internal administrative infrastructure, particularly its operational, financial and other internal control systems; (iv) preserving its culture, values and entrepreneurial environment; and (v) effectively managing its personnel and operations and effectively communicating to its personnel worldwide its core values, strategies and goals.
In addition, the increasing size and scope of Alithya’s operations increases the possibility that a member of its personnel will engage in unlawful or fraudulent activity, breach its contractual obligations, or otherwise expose Alithya to unacceptable business risks, despite its efforts to train its personnel and maintain internal controls to prevent such instances. If Alithya does not continue to develop and implement the right processes and tools to manage its enterprise, its business, results of operations and financial condition could be adversely affected.
Due to the inherent limitations of internal controls including the circumvention or overriding of controls or fraud, there can, however, only be reasonable assurance that Alithya’s internal controls will detect and prevent a misstatement. If Alithya is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of its operations might suffer, resulting in a decline in revenues and profitability, and the accuracy of its financial reporting could be impaired.
17.3.19Commitment of substantial resources for growth
Growing the Alithya business over the longer-term may require commitment of continued investment in the operations of Alithya. Alithya’s future capital requirements will depend on many factors, including many of those discussed above, such as: (i) the results of Alithya’s operations and the rate of its revenues growth; (ii) the development of new service offerings; (iii) the successful integration of its business acquisitions; (iv) hiring and retaining key personnel; (v) maintaining customer relationships; and (vi) the identification of suitable future acquisition opportunities.
Alithya’s funds may not be sufficient to fund these activities if opportunities arise, and Alithya may be unable to expand its business if it does not have sufficient capital or cannot borrow or raise additional capital on attractive terms.
17.3.20Implementation of the strategy of growing through acquisitions
Alithya’s ability to grow through acquisitions requires that it identifies suitable acquisition targets and that it correctly evaluates their potential as transactions that will meet Alithya’s financial and operational objectives. There can be no assurance that Alithya will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet its economic thresholds, or that future acquisitions will be successfully integrated into its operations and yield the tangible accretive value that had been expected. If Alithya is unable to implement its strategy, it will likely be unable to maintain its historic or expected growth rates.

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The successful integration of new operations arising from Alithya’s acquisition strategy requires that a substantial amount of management time and attention be focused on integration activities and management time that is devoted to integration activities may divert management’s normal operations focus on growing the business organically with resulting pressure on the revenues and earnings from its existing operations. In addition, Alithya may face complex and potentially time-consuming challenges in implementing its uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of its existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If Alithya is not successful in executing its integration strategies in a timely and cost-effective manner, it will have difficulty achieving its growth and profitability objectives. Additional risks and uncertainties relating to acquisitions and other strategic transactions include: (i) difficulties in the assimilation and retention of key employees and in maintaining relationships with present and potential customers, contractors and partners; (ii) difficulties managing and integrating operations in geographically dispersed locations; (iii) the risk that the targeted markets do not evolve as anticipated and that technologies acquired prove to be inferior to Alithya’s expectations; (iv) difficulties in combining or managing different corporate cultures; (v) potential deficiencies in internal controls at acquired companies; (vi) cybersecurity and compliance related issues; and (vii) exposure to unanticipated liabilities of acquired companies.
In connection with acquisitions, Alithya may incur debt, issue equity securities, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could cause Alithya’s earnings to decline.
17.3.21Dependence on certain key personnel
Alithya depends on certain key personnel, and the loss of their services may adversely affect Alithya’s business. Alithya believes that its success depends on the continued employment of its senior management team and other key personnel. This dependence is particularly important to Alithya’s business because personal relationships are a critical element in obtaining and maintaining customer engagements. If one or more members of Alithya’s senior management team or other key personnel were unable or unwilling to continue in their present positions, Alithya’s business could be adversely affected. Furthermore, other companies seeking to develop in-house business capabilities may hire away some of Alithya’s key personnel.
17.3.22History of losses
Alithya generated a net loss of $17.3 million and $39.7 million for the fiscal years ended March 31, 2021 and 2020, respectively. Alithya intends to continue to expend significant funds to increase its capability to win new contracts, expand and improve its existing operations and make additional acquisitions. As it continues to grow, Alithya expects the aggregate amount of these expenses will also continue to grow. Alithya’s efforts to grow its business may, however, be more costly than expected and Alithya may not be able to increase its revenue enough to offset higher operating expenses. Alithya may also incur significant losses in the future for a number of reasons, including as a result of unforeseen expenses, difficulties, complications and delays, the other risks described herein and other unknown events. The amount of future net losses, if any, will depend, in part, on the growth of Alithya’s future expenses and its ability to generate revenue. Any future net losses of Alithya or its inability to maintain profitability and positive cash flows from operating activities, among other things, may have an adverse effect on Alithya shareholders’ equity and working capital.

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17.3.23Goodwill
Alithya recognizes an accounting value for goodwill and other intangible assets in connection with its business acquisitions. Under IFRS, goodwill must be assessed at least annually and potentially more frequently, in the event the value of goodwill and other indefinite-lived intangible assets has been impaired. Amortizing intangible assets will be assessed for impairment in the event of an impairment indicator. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could materially adversely affect Alithya’s results of operations and shareholders’ equity in future periods.
17.4Risks Related to Subordinate Voting Shares
17.4.1Limited voting rights
Alithya’s Multiple Voting Shares are similar to its Subordinate Voting Shares except that each Multiple Voting Share has ten times the voting rights of each Subordinate Voting Share. As a result, holders of Multiple Voting Shares have a disproportionate level of control over matters submitted to Alithya shareholders for approval, which may reduce the ability of holders of Subordinate Voting Shares to influence corporate matters and, as a result, Alithya may take actions that they do not view as beneficial.
17.4.2Market price of Subordinate Voting Shares
Alithya cannot predict the price of Subordinate Voting Shares. The stock market may experience significant price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies. These broad market and industry factors, together with other economical circumstances, may materially harm the market price of Alithya’s Subordinate Voting Shares, regardless of Alithya’s operating performance. In addition, the price of Alithya’s Subordinate Voting Share may be dependent upon the valuations and recommendations of the analysts who cover the Alithya business, and if Alithya’s results do not meet the analysts’ forecasts and expectations, Alithya’s share price could decline as a result of analysts lowering their valuations and recommendations or otherwise. In the past, following periods of volatility in the market, securities class-action litigations have often been instituted against companies. Such litigations, if instituted against Alithya, could result in substantial costs and diversion of management’s attention and resources.
17.4.3Raising additional capital
Alithya’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through business acquisitions. In the event Alithya would need to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, Alithya may have to raise additional capital through a combination of public and private equity offerings and debt financings and there can be no assurance that such funding will be available in amounts and on terms acceptable to Alithya. Alithya’s ability to raise the required funding depends on the capacity of the capital markets to meet Alithya’s equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of Alithya’s commercial objectives. Increasing interest rates, volatility in Alithya’s share price, and the capacity of Alithya’s current lenders to meet Alithya’s additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that Alithya may, in the future, identify or plan. If Alithya is unable to obtain the necessary funding, it may be unable to achieve its growth objectives.

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To the extent that Alithya raises additional capital through the sale of equity or convertible debt securities, the ownership interests of Alithya’s shareholders will be diluted, and the terms may include liquidation or other preferences that could adversely affect the rights of Alithya’s shareholders. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on Alithya’s ability to incur additional debt and other operating restrictions that could adversely impact its ability to conduct its business.
17.4.4Active market
If an active market for Alithya’s Subordinate Voting Shares is not sustained, holders of Subordinate Voting Shares may be unable to sell their investments on satisfactory terms. Declines in the value of Subordinate Voting Shares may adversely affect the liquidity of the market for Subordinate Voting Shares. Factors unrelated to Alithya’s performance may also have an effect on the price and liquidity of Subordinate Voting Shares including the extent of analyst coverage of Alithya, lower trading volume and general market interest in Subordinate Voting Shares, the size of Alithya’s public float and any event resulting in a delisting of Subordinate Voting Shares from the TSX or the NASDAQ.
17.4.5Dividends
Alithya does not expect to pay dividends in the immediate future and anticipates that it will retain all earnings, if any, to support its operations. Any future determination as to the payment of dividends will, subject to Canadian legal requirements and Alithya’s articles of incorporation, be at the sole discretion of Alithya’s board of directors and will depend on Alithya’s financial condition, results of operations, capital requirements and other factors the board of directors deems relevant. Holders of Subordinate Voting Shares must therefore rely on potential increases in the trading price of their shares for returns on their investment in the foreseeable future.
18. Management’s Evaluation of our Disclosure Controls and Procedures
Disclosure Controls and Procedures
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these disclosure controls and procedures, as defined under National Instrument 52-109 – Issuers’ annual and interim filings (“NI 52-109”) adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2021. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at March 31, 2021.

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Internal Control over Financial Reporting
The Company has also established and maintains adequate internal control over financial reporting, as defined under NI 52-109 adopted by Canadian securities regulators and in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by management and other key employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The effectiveness of the Company’s internal control over financial reporting was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2021 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as at March 31, 2021.
Changes in Internal Control over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the quarter ended March 31, 2021, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management recognizes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all errors or misstatements on a timely basis.

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